333-10672

P.E. 7/1/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2002

LEICA GEOSYSTEMS FINANCE PLC

Davy Avenue, Knowlhill
Milton Keynes, MK5 8L
England

(Exact name of registrant and address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F......................X.................... Form 40-F.............................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes..................................No................X...................

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

Enclosure: 2001/2002 Annual Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEICA GEOSYSTEMS FINANCE PLC

Date: July 2, 2002

By: ______________________
Name: Christian Leu
Title: Chief Financial Officer

Annual Report 2001/2002



Leica Geosystems –
Capture new dimensions.

Leica
Geosystems

3-Year Overview

In CHF millions

	FY00	FY01	FY02	CAGR FY00 – FY02
PROFIT & LOSS:				
Sales	539.7	642.4	790.2	21.0%
Gross Profit	261.3	314.6	403.1	24.2%
GPM%	48.4%	49.0%	51.0%	
Operating Expenses	(224.7)	(258.0)	(441.5)	40.2%
Operating Profit/(Loss)	36.6	56.6	(38.4)	-202.4%
Income/(Loss) from associates	3.1	(1.0)	0.1	-82.0%
EBIT	39.7	55.6	(38.3)	-198.2%
Depreciation Expense	(20.7)	(22.0)	(23.9)	7.5%
Amortization of Intangibles	(13.3)	(19.9)	(111.7) *	-198.8%
Total Depreciation and Amortization	(34.0)	(41.9)	(135.6)	99.7%
EBITDA	73.7	97.5	97.3	14.9%
EBITDA Margin	13.6%	15.2%	12.3%	
EBITA	53.0	64.1	46.6	-6.1%
EBITA Margin	9.8%	10.0%	5.9%	
Finance Costs				
Interest Expense	(24.0)	(19.2)	(18.2)	n.m.
Amortization of debt acquisition, issuance and share offering costs	(6.2)	(53.9)	(2.8)	n.m.
Foreign exchange gains on borrowings	0.1	6.0	6.2	n.m.
Total Finance Costs	(30.1)	(67.1)	(14.8)	n.m.
Income Taxes	(7.2)	3.5	(2.1)	n.m.
Net Income/(Loss)	2.4	(8.0)	(55.3)	n.m.
Basic EPS	1.65	(4.23)	(24.67)	n.m.
Fully Diluted EPS	1.58	(4.23)	(24.67)	n.m.
BALANCE SHEET & CASH FLOW:				
Net Working Capital	98.2	149.2	131.4	15.7%
Total Assets	551.2	759.0	807.2	21.0%
Net Debt**	226.5	189.0	230.2	0.8%
Net Equity	129.8	363.7	332.3	60.0%
Return on Equity	1.9%	2.2%	(16.6%)	
Debt/Equity	172%	51%	69%	
Equity/Assets	23.5%	47.9%	41.2%	
Cash Flow from Operations	52.5	28.4	72.8	17.8%
Tangible Capital Expenditures	(16.1)	(21.9)	(18.6)	7.5%
Intangible Capital Expenditures	(14.8)	(18.8)	(42.8)	70.1%
Total Capital Expenditures	(30.9)	(40.7)	(61.4)	41.0%
Free Operating Cash Flow	21.6	(12.3)	11.4	-27.4%

* Includes a goodwill impairment charge of CHF 58.0 million related to Cyra Technologies.

** Net debt is calculated as total debt, net of cash on hand and unamortized debt issue costs.



Contents

"We've made significant progress"

Chairman's Letter

Dear Shareholders

At the time of the IPO in July 2000, we developed a new vision for Leica Geosystems. The vision centered on three primary trends in the Geomatics industry: a convergence of technologies in the market segments Surveying and GIS & Mapping; an increased need for networked solutions; and a shift from two-dimensional to three-dimensional visualization of spatial information. This paradigm shift offers attractive opportunities to create value for our company and its customers, shareholders, employees and strategic partners.

With these trends in mind, we developed three strategic objectives for the realization of our vision:

- Consolidate our leadership position in the Surveying and Engineering markets;
- Create and enter new fast growing markets within the spatial information industry and around our core competencies and technologies; and
- Integrate our various technologies into a common Geomatics platform.

In the past two years we have focused our activities on these three objectives. We gained overall market share in the core surveying business, developed our position in new growth markets, made four major acquisitions, and entered into numerous strategic alliances. These developments, acquisitions and alliances will position Leica Geosystems as the leading supplier of innovative solutions for providers and users of spatial information. With our attractive business portfolio, we now have the ability to leverage our core competencies and technologies in our target markets, generating further productivity for our customers and value for our shareholders.

Executing our strategies has been challenging. In the past year, the economies and investment climate in our target markets around the world have suppressed growth in all of our activities. The task of integrating our newly acquired businesses coincided with the need to adapt our cost structures to this slower growth. We still have our fair share of work ahead of us, but have made significant progress.

In the following pages you will gain further insight into our business. In addition to presenting the results for Fiscal Year 2002, we highlight our corporate values. In this context, we also present our six business divisions as seen through the eyes of their customers. We believe that in the end, it is they who can best judge our commitment in living these values. We trust you will find their comments as enlightening as we do.

In closing, let me extend my thanks to the employees and management of Leica Geosystems for their hard work and dedication during this challenging year and in the years to come.

Mario Fontana
Chairman of the Board of Directors
Leica Geosystems Holdings AG

June 6, 2002



Members of the Board

    

Mario FONTANA
Chairman of the Board

Hans HESS
Member of the Board and CEO

Markus RAUH
Vice President of the Board, Chairman P+O Committee

Klaas Jan BEEK
Member of the Board

Simon BALL
Member of the Board, Chairman Audit Committee



Secretary to the Board
Urs BRÜGGER

Independent Auditors

PricewaterhouseCoopers

Corporate Management

Hans HESS
Executive Director and Chief Executive Officer (CEO)

Christian LEU
Corporate Vice-President, Chief Financial Officer (CFO)

Eric POLL
Corporate Vice-President, Chief Human Resources Officer (CHRO)

Hans GRUNDITZ
Corporate Vice-President, Chief Information Officer (CIO)

Martin NIX
Corporate Vice-President, Chief Business Development Officer (CBDO)

Clement WOON
President, Surveying & Engineering Division

Robert MORRIS
President, GIS & Mapping Division

Klaus BRAMMERTZ
President, Consumer Products Division

Walter MITTELHOLZER
President, Industrial Measurement Division

Erwin FREI
President, New Businesses Division

Linus ZOLLER
President, Special Products Division

"FIT for the Future"

Message from the Chief Executive Officer

This year was one of the most dynamic in our company's history, a year in which we embarked on a path of significant change. At the beginning of the year, we realigned our business into six market segment-oriented divisions, providing us with the direction, focus and leadership we desired to better serve our customers in these markets. In addition, we acquired four new businesses: Laser Alignment, Cyra Technologies, ERDAS, and LH Systems, thereby significantly broadening the scope of our product offering in the Geomatics industry. We also formed many exciting new partnerships during the year, with customers such as Ordnance Survey, Pasco, Lowe's and others, and with strategic suppliers such as MetricVision, NovAtel, and Flextronics. These partnerships are testaments to the strength of our brand name and product offering, and represent a major step forward in our vision of further strengthening our relationships with our customers and enhancing our network of industry leading partners in their respective fields.

This was also a very challenging year for our company, a year marked by unprecedented global events. Still fresh in our minds are the indescribable events of September 11, which will forever leave their mark on the world. In the wake of these events, there was a downturn in the global economy, leading to a more pronounced slowdown in the economies of our target markets in the second half of the year. As a direct consequence, numerous customers postponed their planned investments in our products, and distribution partners scrambled to lower their inventories in an attempt to adapt their businesses to these new economic circumstances. These events also left their mark on our company, and for the first time, it was necessary to revise our business outlook mid-way through the year.

Business Highlights - Fiscal Year 2002

Despite the challenges in our markets, we achieved a healthy 23% growth in revenues this year. Furthermore, in the face of recession, we maintained our commitment to research and development, with investments of over 10% of our total revenues in this area. We are convinced these investments, and the subsequent raft of new products we will release over the next few years, will keep our company on its continued path of strong growth. We also released a series of new products this year, including the world's first digital aerial sensor, the ADS40. You can find more details about this and other new product developments in the corresponding divisional sections of this Annual Report.

We were also able to further strengthen our market position, as additional customers recognized the value of our expanded basket of innovative solutions. Our surveying and engineering customers contributed 54% of our total revenue, with the attractive new range of construction-related products from Laser Alignment being well received. A further 14% of our sales came from the newly formed GIS and Mapping division, with many new customers attracted to our broad range of products and services for these markets. Our New Businesses (Cyra) division performed exceptionally well, especially in light of the tight capital investment environment in the United States. This business grew by more than 70%, with Cyra sales now representing 3% of the Company's total revenues.

We were also able to further develop the markets for our DISTO™ products this year, and in the fourth quarter, entered into a strategically important relationship with Lowe's, the second largest home improvement retailer in the United States. For the year as a whole, sharply reduced sales to our former exclusive OEM partner led to an overall decline in DISTO™ sales by 18%. We remain enthusiastic about this business, and fully expect to return to previous growth levels within the next two years. Our industrial measurement business held steady during one of the most turbulent times in the aerospace industry, proof of the strong loyalty our customers have towards Leica Geosystems and the product offering of this business. Last, but by no means least, our defense business benefited from its excellent position in certain niches of the defense and law enforcement markets. The performance of this business partially compensated for the reduced level of third-party sales in our factories, and from the divestment of SwissOptic AG last summer.

"FIT-Together"

We introduced the "FIT-Together" initiative in January 2002 with the goals of further leveraging synergies from our acquisitions, streamlining some of our business processes, improving our existing cost structure, and increasing the efficiency of invested capital. We are convinced that at the end of this initiative we will have significantly improved the productivity of our business, leveraged additional synergies within the group, and improved our profit potential. These actions will lay the foundation for healthy and profitable growth once the economy and the investment climate of our target markets improve. The program is of the highest priority, and will continue well into Fiscal Year 2003.

At this point I would also like to recognize the outstanding contributions of our employees around the globe during this challenging year. They have maintained high energy levels and are as committed as ever to the Company and its customers, despite the uncertainties and unexpected changes we have faced this year. I would also like to extend a special welcome to the many new employees that have joined Leica Geosystems this year. They have further strengthened the skills, experience and know-how that make our workforce so strong. In the end, it is the diversity, dedication to customers, entrepreneurial spirit and readiness for change embodied in all of our employees that forms the foundation and drives the value of our company.

Business Outlook - Fiscal Year 2003

Given the uncertainty regarding near-term economic conditions and the related impact on revenue and profitability, our business outlook for next year remains cautious. We expect sales in the first half of the year to be around the level of the previous year. Specifically, in the first quarter we expect sales to be lower than previous year, given that previous year sales reflect levels prior to the economic slowdown. Second quarter sales, however, are expected to be above the prior year. If the economies in our markets pick up in the latter half of the year, as currently expected, we would anticipate a significant acceleration of sales growth in the third and fourth quarters compared to the prior year. Profitability is expected to be lower than last year for the first two quarters. Specifically, we expect significantly lower EBITDA in the first quarter as a consequence of lower sales and further restructuring charges. We anticipate that these restructuring charges will continue to impact earnings in the second quarter to some degree. For the second half of the year, however, we expect profitability to clearly exceed the previous year, as the Company is expected to benefit from seasonally higher sales, a number of new product launches, and a lower operating cost base as a consequence of the numerous FIT-together initiatives completed in the past six months.

Hans Hess
Chief Executive Officer
Leica Geosystems
June 6, 2002



Financial Overview Fiscal Year 2002

This was an exceptional year in numerous ways. Our financial results reflect the many challenges we faced, as well as the significant achievements we realized as we embarked on a new growth course for the future. Following is a summary of our financial performance for the year.

Significant Growth through Acquisitions

Following our acquisitions of Laser Alignment and Cyra Technologies in the fourth quarter of Fiscal Year 2001, we further strengthened our portfolio of high-growth businesses in the first quarter through the acquisition of two US-Based Remote Sensing and Mapping companies. We acquired Atlanta, Georgia based ERDAS, Inc., and LH Systems, headquartered in San Diego, California, for a combined price of CHF 119 million.

Our revenue growth this year was significantly influenced by the consolidation of these new businesses into our results. Our new GIS businesses, ERDAS and LH Systems, generated over CHF 99 million in sales. Our other new businesses also contributed significantly, with Laser Alignment adding approximately CHF 32 million and Cyra around CHF 25 million in revenue. Through their combined contribution of CHF 156 million, and modest growth in our organic business, total company revenues grew by 23% over last year.


790.2
642.4
539.7
FY00
FY01
FY02

3-Year Sales Trend

Divisional and Regional Performance

Our largest division, Surveying & Engineering, contributed over 50% of our total revenues, with growth of 10.9% coming from our core surveying business. Our construction business, now roughly 20% of total sales, grew by the addition of Laser Alignment, but retracted on an organic basis, as the market for construction products declined in the second half of the year. Our Consumer Products business (DISTO™) also felt the impact of the economic downturn, with sales declining by 18%. A major factor influencing this performance was the discontinuation of our exclusive OEM relationship with a partner active in the construction market. Offsetting this decline, our non-OEM DISTO™ business improved during the third and fourth quarters, with a second semester growth of 17% over the first half of the year.

Our Industrial Measurement Systems business grew by a modest 1% in the face of challenging economic circumstances in the aerospace and automotive industries. Sales in this division benefited in the fourth quarter from initial orders associated with the Airbus A380 project. Sales in the GIS & Mapping and Cyra businesses met our expectations, with GIS sales in excess of CHF 113 million, and Cyra sales reaching CHF 25 million. The Special Products division contributed CHF 110 million in revenues, benefiting from strong growth in the defense business, offset by comparatively lower sales in our third-party manufacturing business.


OTHER 1%
SP 14%
CYRA 3%
IMS 8%
S&E 54%
CPD 6%
G&M 14%

% Sales Breakdown by Division

Our regional results mirror the difficult economic circumstances faced by many economies this year. Our largest markets remain Europe and the Americas, where 79% of our sales originated. Revenue growth in Europe was impressive, with sales growing by 11%. The Americas, primarily the United States, made up 31% of our revenues, with growth heavily influenced by our acquisitions. This region was the most significantly impacted by the events of September 11 and the ensuing recession in that market. Japan remained a disappointment, where we saw minimal growth compared to the previous year. Our Asian business held steady during difficult economic circumstances. Sales in this region were bolstered by heavy sales of surveying instruments into China.

Progressive Improvement in Gross Margins

We maintained our trend of continuous improvement in our gross margins, as margins increased by 2 points over last year, reaching 51% in this fiscal year. The addition of higher margin software businesses into our portfolio, primarily in the GIS and New Businesses divisions, was a major factor in this improvement. Additionally, a relatively smaller proportion of lower margin construction products in our sales mix, as well as the impact of capacity reduction and productivity measures implemented during the last two quarters of the year, further improved gross margins.

Focus on Operating Leverage – Project "FIT-Together"

We recognize the need to reduce the level of fixed operating costs in our company. In this context, we announced a comprehensive cost reduction and productivity improvement program in January of this year. Our "FIT-Together" project is a broad-based program that spans all of our operating divisions and corporate functions. To date, we have identified over 30 separate initiatives that when combined, should generate annual net savings in excess of CHF 10 million. Initial actions taken in the third and fourth quarters of this fiscal year include several new manufacturing and component outsourcing agreements, capacity reductions in our construction-related manufacturing operations, and reductions in our workforce by 150 positions since the end of September. Further projects will focus on improving productivity in our sales and operating processes. Additional work is being undertaken to review our operating structure in the United States, including the efficient integration of our newly acquired businesses. We recorded CHF 4.7 million in non-recurring costs associated with these initiatives, which to date, outweigh the expected benefits. We should realize the full benefits of these initiatives towards the end of the calendar year 2002.


FY 2000
FY 2001
FY 2002
57
48
23
31
18
15
2
6
Europe
Americas
Asia/Pacific
Rest of World

% Sales by Region


77.9
97.5
97.3
FY00
FY01
FY02

3-Year EBITDA Trend



Balance Sheet

During the course of this year, we made continual progress in lowering overall invested capital. We reduced our Net Working Capital to Sales ratio from 23.2% last year to 15.9% at the end of this fiscal year, and divested a portion of our non-strategic manufacturing capacity. In the upcoming Fiscal Year 2003, we will continue to pursue other opportunities to divest non-strategic assets. Of our total Capital Employed, CHF 331 million, or 41%, is comprised of intangible assets. Our intangible assets include CHF 92 million of capitalized product development costs, and CHF 239 million of Goodwill.

Leica Geosystems' debt financing is comprised of € 65 million in long-term, 9 7/8% high-yield bonds, a revolving credit facility of CHF 240 million, and other available facilities of approximately CHF 30 million. At the beginning of the year we increased our revolving debt capacity by an additional CHF 70 million, in conjunction with our acquisitions of ERDAS and LH Systems. We have reduced our debt financing by over CHF 38 million from a post-acquisition high of CHF 268 million at the end of the first quarter, and at year-end, have a net debt level of CHF 230 million.

Cash Flow / Capital Expenditures

We generated CHF 72.8 million in operating cash flow this year, CHF 44.4 million greater than the previous year. Cash flow was positively impacted by the reduction in the relative level of net working capital and the divestment of SwissOptics. In keeping with our strategy of continued investment in the development of new products, we capitalized CHF 43 million in new product development costs. We expect, in absolute terms, to maintain a similar level of investment in product development in the near term. We also invested a further CHF 18.6 million in tangible fixed assets.

15.9%

Net Working Capital as a % of Sales versus 23.2% in the previous year

14%

Reduction in Net Debt compared to post-acquisition high in the first quarter

Goodwill Impairment – Cyra Technologies

In accordance with IAS 36, we performed an extensive analysis of our goodwill balances at the end of this fiscal year. Based upon the results, it was necessary to write-off CHF 58 million of the remaining CHF 84 million in goodwill associated with our Cyra acquisition. The amount of this adjustment, while significant, was driven to a large extent by near-term changes in the macro-economic investment climate, resulting in slower demand for Cyra's laser scanning products in comparison to the initial business plans established at the time of acquisition; Cyra's business plans projected annual growth in the range of 100% over the next three years. We firmly believe in the mid- to long-term outlook of this business and fully expect to realize the strategic benefits of this acquisition as originally foreseen at the time of acquisition.

Share Performance

Our shares experienced a significant decline in value subsequent to September 11 and the revision of our second quarter and full year outlook in October 2001. Since a low point of CHF 105 per share in October, the share has risen to levels over CHF 160 per share. We are committed to generating increased value for our shareholders through continued growth in our business, diligent efforts in cost reduction and operational productivity improvement, and maximization of returns on invested capital.


LGSN
Source: Bloomberg
500
400
300
200
100
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC
JAN
FEB
MAR
2001
2002

Share Related Data:

2,251,101 registered shares at CHF 50 nominal value per share.

Overview of Our Business

Our mission is straightforward: to be the world's leading provider of innovative solutions for our customers to CAPTURE, MODEL and VISUALIZE spatial information. Spatial information tells us where we are, helps us get to where we want to go, defines the property we own, and is needed to describe, map and monitor the world, our living space, its infrastructure and its resources. Leica Geosystems' unique business portfolio provides our customers with the necessary tools and technologies to accomplish all of these tasks.

The Need for Spatial Information

The demand for accurate and up-to-date spatial information is constantly growing. A recent report conducted by a UK government authority concluded that 80% of information requires position-referenced details (i.e. spatial data). The increasing mobility and demands of the world's population necessitate a modern, reliable and environmentally conscious infrastructure. Solutions from Leica Geosystems are used to build and monitor this infrastructure in areas such as land tenure, roads, bridges, railways, tunnels and dams; or in developing and assembling faster, more energy efficient means of transportation, such as aircraft, automobiles, or ships; or in building the homes, offices and factories where we live and work. With increased mobility comes the need to stay connected, and to have the most up-to-date geographical information at an instant. Leica Geosystems is uniquely positioned to address these needs. Our products and solutions are instrumental to the surveyors, engineers, architects, contractors, mapping agencies, and governmental entities in need of this information.

Spatial Information Solutions

Spatial information can be captured in numerous ways. Traditional surveying methods, employing terrestrial and Global Positioning systems, for example, capture centimeter accurate spatial information from one point to another. These technologies and methods are widely used in practice in the Surveying, Engineering, and Construction markets. Leica Geosystems' Surveying & Engineering Division is a leading provider of GPS and total station systems and solutions to these markets.

Leica Geosystems launched a series of new technologies for laser tracking and laser scanning whereby not only one point, but also masses of three-dimensional coordinate points are captured in seconds in a very productive way. New software solutions convert these "clouds of points" into three-dimensional models that can be imported into CAD and GIS systems and used in numerous applications. Our New Businesses Division (Cyra) is a pioneer of laser scanning systems and solutions for use in Architectural, Engineering, and Construction (AEC), and facility management applications. Similarly, our GIS and Mapping Division is a pioneer in using laser scanning from aircraft. And our Industrial Measurement Systems Division's partnership with MetricVision provides our customers with high precision laser scanning for industrial applications.

A further development in the capture of spatial data is in the area of image processing, which can create three-dimensional models and photo-realistic views of spatial reality. Through remote sensing, satellite-based images may be used to generate from five to one meter resolution images. Alternatively, aircraft-based systems may be used to generate images with one to 0.1 meter resolution. Information from these sources is further processed by photogrammetric and imaging software from the GIS and Mapping Division, for downstream use in GIS databases and CAD systems. Point-to-point measurement techniques such as GPS are often used to update or fine-tune the information contained in these maps and databases.

Our Customers and Markets

The profile of our customers is diverse, spanning practically all businesses and professions where spatial data is required. Depending upon the application, our customers could be specialized surveying and engineering companies, commercial or residential builders and contractors, mining and agricultural companies, civil and governmental mapping agencies, industrial manufacturers of large and complex structures such as airplanes and automobiles, large industrial facilities, environmental authorities, utilities, and defense and security organizations. Around 45% of our customers are directly or indirectly linked to government organizations, or backed by government funding for infrastructure and development. We are active in practically all regions of the globe, with sales representation in over 120 countries.

Our end markets reflect the diverse nature of our customer base. Historically, our primary markets have been the high-end Civil and Structural Engineering markets, which today comprise 35% of our total business. These markets are characterized by stable growth and are driven by infrastructure and development spending and replacement of existing instruments and systems that offer greater efficiency and cost savings through technological advances. These markets are served through our Surveying & Engineering Division, and increasingly through the laser scanning solutions offered by Cyra. Our other primary markets are the utility, cadastral, and building construction markets, and the general industrial markets of Aerospace and Automotive. Collectively, these markets represent a further 51% of our business. The drivers for these businesses vary from generally stable governmental-oriented mapping and imaging projects, to the more economically sensitive industrial and construction cycles. The defense portion of our business represents roughly 9% of our total business and is largely project-driven.


Surveying & Engineering
GIS & Mapping
Consumer Products
Industrial Measurement
New Businesses
Special Products
Cadastral (Land tenure)
Civil & Structural Engineering
Mining
Exploration
Building Construction and Associated Trades
Utility, Asset and Facility Management
Aerospace
Automotive
Industrial
Defense and Security

A Comprehensive and Diversified Business Portfolio

In order to efficiently and effectively address our markets, our Company is organized into six market-oriented divisions. It is often the case in our business that the same customer is active in more than one market. The close cooperation between our divisions and our regional sales organizations ensures that our customers are provided with the same high level of service between divisions, further strengthening our value proposition as an end-to-end solutions provider. The diversification of our portfolio provides general stability in economically turbulent business cycles, while offering significant growth potential in stronger economic cycles.

Focus on Innovation

The key to our company's long track record of steady revenue growth comes from the strength of our core technologies and commitment to innovation. We maintain a portfolio of over 1,000 patents, and over the past three years, we have invested between 7.5% and 11% of our turnover in research and development projects. In Fiscal Year 2002, these expenditures were split approximately between 70% hardware and 30% software.

Corporate Values

Our company is guided by the following six fundamental values:

CUSTOMER-DRIVEN IN EVERYTHING WE DO

COMMITMENT TO QUALITY

OPEN AND CONSTRUCTIVE COMMUNICATION

INNOVATIVE SOLUTIONS THAT MEET THE NEEDS OF OUR CUSTOMERS

ENTREPRENEURIAL SPIRIT TO GENERATE VALUE FOR ALL STAKEHOLDERS

INTEGRITY AND TRUST

While these values may not be unique to our company, they serve as guiding principles in how we conduct business. We also recognize that merely listing a set of values is not enough. To be effective, these values must be employed in the daily activities of our business and be reflected in:

- How we serve our customers,
- How we produce and deliver our products,
- How we communicate internally and externally,
- How we remain responsive and competitive through innovation,
- How we strive to maintain our entrepreneurial spirit as we grow, and lastly,
- How we conduct ourselves as suppliers, employees, and corporate citizens.

In the following pages we review the operating performance of our six divisions. We also present our businesses through the words and projects of our customers, with a focus on how they measure us in terms of our corporate values.

Leica Geosystems Worldwide


Europe
USA & Canada
Japan/Korea
India
Mexico
Southeast Asia

Canada
Mexico
United States:
- Atlanta, GA
- Grand Rapids, MI
- San Diego, CA
- San Ramone, CA
- Torrance, CA

Austria
Denmark
France
Germany
Italy
Netherlands
Norway
Portugal
Spain
Sweden
Switzerland
United Kingdom

China (Hong Kong, Beijing)
India
Japan
Korea
Singapore

and over 120 agencies
worldwide

Surveying & Engineering Division

Customer-driven in everything we do

"In our business, customer service is very important, and like us, we have always found that Leica Geosystems is very customer focused. Leica Geosystems provides support not only at the local level, but when necessary, can draw upon their regional and corporate expertise, as well as their strong global connection with other partners in the industry. With Leica Geosystems as a partner, we were able to successfully establish a GPS Reference Station Network in Hong Kong. It is clear to me that all the effort put into building this network has been worthwhile, especially when I see my colleagues getting their jobs done much faster and with such good results. I am very proud that the Hong Kong model (i.e. a GPS reference station network for a large metropolitan area) has impressed surveyors in other countries. One of my goals is to establish a satellite positioning reference station infrastructure and provide real-time services to users via the Internet. We have been business partners with Leica Geosystems for a long time, and have always found that Leica Geosystems helps us develop systems to realize our business ideas, reduce cost and improve efficiency. With a challenge like this, long-standing and trusted partners like Leica Geosystems will help us reach our goal."





Mr. Simon Kwok
Senior Land Surveyor
Lands Department
Hong Kong





Surveying & Engineering

Business and Market Overview

The Surveying & Engineering (S&E) Division is the largest division of Leica Geosystems. The division is managed from Heerbrugg, Switzerland, and is represented in all parts of the world, either through its own selling units or through distributors and dealers. The sales organization of the division is organized into five geographical sales regions. The division assembles its products in three locations: Heerbrugg, Switzerland; Grand Rapids, Michigan; and Singapore. The S&E division has two major businesses: surveying and construction. Surveying focuses on mapping and modeling the real world, whereas construction centers on setting out positions and gathering information to create and intervene with the real world. The S&E Division provides support to other divisions with infrastructure services in countries where the S&E division maintains its own selling units, primarily in the western European countries.

As the historical core of the Leica Geosystems business, the S&E division offers an extensive range of terrestrial and global positioning systems and solutions that it provides to the Surveying, Positioning and Guidance Systems market (SPGS). The division estimates that at the end of Fiscal Year 2002, it holds a 23% share of the global market. The division enjoys a significant share of the European market, where it generates approximately 45% of its revenue. The acquisition of Laser Alignment, now fully integrated into the division, has established Leica Geosystems as a full-range competitor in the SPGS market; prior to the acquisition, the S&E division did not offer any laser leveling or laser-based machine control products.



Business Performance

With an expanded product portfolio, the division was able to increase its revenue in all geographical regions except Japan, resulting in total revenue growth of 13%. The organic business of S&E, i.e. without the laser products of Laser Alignment, expanded 4.2% in a difficult global economic environment. The surveying business generated organic sales growth of 11%. The impact of the global downturn was confined primarily to the construction business, where the division saw a revenue contraction of 8% in the organic construction business. Nevertheless, the consolidation of Laser Alignment into the construction business increased construction revenues by 16%.

Operating profits grew by 5%, through a clear focus on cost containment and cost reduction, despite incurring restructuring charges at Laser Alignment, Torrance and other facilities. Capacity reductions at the Grand Rapids facility contributed significantly in this area. Productivity improvements in the division's sales and operational activities further improved business results. In total, the division achieved a 2% reduction in total operating expenses as a percentage of sales.

In the fourth quarter, the division made the strategic decision to outsource the supply of GPS components to NovAtel Inc., a Canadian company based in Calgary. This decision will reduce the ongoing development cost for GPS components, and at the same time free-up resources to focus on applications and solutions to improve customer productivity. Going forward, the division will concentrate its development efforts on GPS positioning computation algorithms, applications and surveying systems, and rely on NovAtel to deliver the more broadly available GPS component technology.

As a consequence of this strategic decision, steps were taken during the fourth quarter to close the division's facility in Torrance, California. While the division anticipates substantial savings from these measures in the upcoming fiscal year, one-time costs of approximately CHF 3.8 million were recorded in the fourth quarter.

	FY01	FY02	Change (CHF)	Change (%)
Sales	380.6	428.5	47.9	12.6%
EBIT	45.9	48.2	2.3	5.0%
EBITDA	59.5	66.0	6.5	10.9%
EBITDA Margin	15.6%	15.4%		

(in CHF millions)

Key Developments

Surveying

In the surveying business, the TPS and GPS products made steady progress in the market place, claiming additional market share under the backdrop of a shrinking market. GPS unit sales grew by 20%, while TPS units for surveying grew by 15%.

Construction

Laser Alignment was integrated into the S&E division during the year. In conjunction with these integration efforts, the division significantly improved the operational efficiency of this entity, through capacity reductions, outsourcing arrangements, and reengineering of certain manufacturing processes. The division also focused heavily on the upgrading and redesign of its construction product portfolio. A key advancement was the development of the Rugby100, the first product of a new line of rotating lasers. The Rugby100 family of products was released in February 2002, in time for the spring construction season and embodies a new image of robust, reliable construction tools at reasonable prices.

Service & Support

The S&E division launched its new service and support web site, www.leica-advantage.com this year. With continuing focus on dedicated service to customers, this new web site allows customers convenient access to key technical and application information online, 24 hours a day.

Product Launches

The division heavily invested in the development of new products during the year, and launched a series of new products, including:

Product(s)	Markets Served	Launch Date
TPS 700Auto	Surveying, construction	September 2001
TPS 400	Construction, surveying	January 2002
Rugby Construction Lasers	Construction	February 2002
Machine Control Products	Construction	January 2002
GeoMoS Software	Surveying	December 2001

GIS & Mapping Division

Commitment to quality

"My desire is to provide the best GIS services in the market. At PASCO, we are proud that we have been able to maintain the trust of our customers through consistently providing the highest level of quality service. When we talk about quality, it is associated with market success, and providing the latest advanced products. We find these attributes in Leica Geosystems - a company of the highest esteem in the international market. I strongly feel that Leica Geosystems is committed to delivering the highest quality products and services to its customers. Since we began using Leica Geosystems' products in PASCO, we have observed consistent advances in its products and excellent delivery of services and support. We are one of the largest providers of comprehensive services of geographic information, leading the modern surveying and GIS technologies in Japan. With our strategic partnership with Leica Geosystems, we will set new milestones in the development of the GIS industry. We are the first company in the world to use Leica Geosystems' new ADS40, the first of its kind in our industry. Our ADS40s are going to bring a new concept to aerial digital mapping and assist PASCO in becoming a pioneer in the Japanese market."





Mr. Sadao Ohtake
President
PASCO Corporation, a subsidiary
of SECOM group
Tokyo, Japan





GIS & Mapping

Business and Market Overview

The GIS & Mapping Division forms the second largest division of Leica Geosystems and offers unique solutions to the GIS data acquisition market in the areas of photogrammetry, remote sensing, field GIS data acquisition, image processing, analysis and visualization, as well as advanced applications in land management. Headquartered in Atlanta, Georgia, the division has additional research & development and production sites in California, Massachusetts, and Heerbrugg, Switzerland. The division's global sales force blends a solutions-oriented direct sales organization with an extensive third-party distribution network, further complemented by a growing e-commerce presence.

With the integration of ERDAS, Inc., LH Systems, LLC and Leica Geosystems' GPS/GIS and Land Information Systems (LIS) businesses, the division offers a wide range of airborne and land-based sensors coupled with powerful processing, visualization and application software. This product portfolio offers a comprehensive array of solutions focused on the rigorous workflow requirements for GIS and mapping applications.

The division enjoys a pioneering role and a leading market share in the photogrammetric, remote sensing and image processing markets and holds a leadership role in innovation and customer care.

Business Performance

The events of September 11, and the general economic downturn in many regions had a significant impact on the division's business performance in Fiscal Year 2002. Anticipated growth in the US was greatly hampered by delays in US government spending immediately following September 11, and continued well into the fourth quarter. Despite these circumstances, the division recorded sales revenue of CHF 113 million for the year.

Gross profit margins remained stable during the year, owing to minimal price erosion and greatly increased software composition. Operating profits were down, reflecting the decline in sales performance in all sectors, and the current operating structure of the newly formed division. Substantial effort was initiated in the second half of the year to accelerate the integration of the division and reduce overall operating expenses in line with anticipated growth.

	FY01	FY02	Change (CHF)
Sales	12.5	113.2	100.7
EBIT	0.8	-6.8	-7.6
EBITDA	1.2	10.5	9.2
EBITDA Margin	9.7%	9.2%	

(in CHF millions)

Key Developments

The formation of the GIS & Mapping division was completed at the end of the first quarter with notable integration efforts well underway by late September. Initial actions focused on creating a unified global sales structure better able to leverage the full product portfolio with customers requiring broader GIS and mapping workflow solutions. Additionally, the division was able to start the integration of certain back office functions and identify logical consolidation of various facility locations.

Further integration efforts have been focused on expanding customer relationship management activities, present in both ERDAS and LH Systems, into the rest of the division, as well as in other divisions within Leica Geosystems.

The division's position in the Japanese market was significantly enhanced with the establishment of a strategic alliance with PASCO Corporation. This relationship will allow Leica Geosystems and PASCO to jointly address the growing requirements for efficient GIS data workflow, as well as the demands for innovation in sensor and data fusion, and the continued realization of three-dimensional Geographic Information Systems.

Product Launches

The division continued aggressive development activities in all product areas including airborne and terrestrial sensors, as well as software applications in processing, visualization and analysis. A major product release milestone was achieved during the year with the release of the ADS40 digital airborne sensor, with the first two units being shipped to PASCO. Additionally, the division officially launched IMAGINE™ 8.5, supporting the newly released ESRI ArcGIS platform.

In summary, the division released the following new products during the year:



Product(s)	Markets Served	Launch Date
TGS5/5+ with ArcPAD	GPS/GIS data acquisition	June 2001
IMAGINE™ 8.5	Geographic Imaging software	July 2001
ADS40 digital airborne sensor	Airborne data acquisition	September 2001
Orthobase Pro	Photogrammetry software	September 2001
Geospatial Light Table	Military Intelligence	March 2002
Imagizer	Image viewing software suite	March 2002
GS50+	High accuracy GPS/GIS data acquisition	March 2002

Consumer Products Division

Open and constructive communication

"At Connell we have a vision and philosophy based on being the best. We aim to deliver a top quality service with the highest standards of customer care. Fundamental to achieving this goal is the support of excellent, committed staff that are encouraged to develop, grow and realize their full potential. I personally derive a great deal of satisfaction when Connell wins serious business awards that recognize the efforts and performance of our people. The DISTO™ product improves our on-the-job efficiency. It saves time and costs, impresses our customers and motivates our staff by giving them access to leading edge technology. Leica Geosystems places strong value on open and constructive communication, enabling it to build an excellent relationship with its customers such as Connell Estate Agents. Together we can achieve a win, win, win scenario – a win for Connell, a win for Leica Geosystems, and a win for our customers."



Connell
SOLD
Subject to Contract
(01525) 372588



Mr. Michael Day
Director of [illegible]
Marketing and Conveyancing
Connell Estate Agents
Leighton Buzzard, UK




PARADISE
FARMHOUSE

Consumer Products (DISTO™)

Business and Market Overview

The Consumer Products Division is responsible for the management of Leica Geosystems' hand-held laser meter business, the DISTO™. Currently in its fourth generation, the DISTO™ was the first product of its kind, and still commands a major share of the hand-held laser meter market. Based on Leica Geosystems' core EDM (Electronic Distance Measurement) technology, the DISTO™ allows users to quickly and efficiently measure distances and calculate dimensions in a wide variety of applications. To date, sales of the DISTO™ have been targeted towards the professional user market, with a particular focus on construction-oriented professionals. Under new management, the division plans to introduce the DISTO™ into new markets, with particular emphasis on the broader semi-professional and Do-it-Yourself markets. First steps have already been taken in this direction with the division's recent partnership with Lowe's, the second largest home improvement retailer in the United States. The DISTO™ range of products is sold worldwide primarily through wholesalers, retailers, brand label partners, and over the Internet at www.disto.com. The majority of the division's business still remains in the European market, followed by the United States and the Asian markets.

Business Performance

Against the backdrop of a downturn in the global construction markets, the division experienced a sharp decline in sales during Fiscal Year 2002. Significantly lower sales to the division's former exclusive OEM partner, combined with slower demand in construction-related markets, led to an 18% decline in sales compared to the last fiscal year. Excluding OEM sales, the division increased its business in the third and fourth quarters by 17%, primarily through increases in market share in the European market.

Profitability in the division followed the trend in sales, with a substantial decline in EBITDA as the division continued its investments in product development and marketing to maintain its leading position in this attractive growth market. The division has taken measures in order to restore previous levels of profitability, primarily through capacity reductions in the form of redundancies, and through an outsourcing agreement with Flextronics for the future manufacture of its products, beginning with the fifth generation of DISTO™. The agreement with Flextronics will provide the manufacturing flexibility needed to handle the anticipated increase in demand for hand-held laser meters while simultaneously lowering the division's fixed cost base.

	FY01	FY02	Change (CHF)	Change (%)
Sales	58.3	47.8	-10.4	-17.9%
EBIT	7.9	0.7	-7.2	-91.0%
EBITDA	10.4	4.0	-6.4	-61.4%
EBITDA Margin	17.9%	8.4%		

(in CHF millions)

Key Developments

In September 2001, Klaus Brammertz joined Leica Geosystems as the President of the Consumer Products Division. Since that time, the division has reorganized its European sales organization and aggressively pursued new market segments for its products. These new customer segments simultaneously broaden and diversify the division's customer landscape. The division also launched its new sales, service and support web site at www.disto.com.

Leica Geosystems discontinued its exclusive relationship with a major OEM customer this year. Since that time, the division has entered into a distribution arrangement with Lowe's in the United States. This arrangement is the first of its kind for Leica Geosystems and is designed to launch the DISTO™ product into the expansive semi-professional and home improvement markets in the United States. The division entered into several other brand labeling agreements during the course of the year.

Product Launches

The division launched the following new products during the year:

Product(s)	Markets Served	Launch Date
DISTO classic4	Worldwide	June 2001
DISTO lite4	Worldwide	June 2001
DISTO pro4 and pro 4a	Worldwide	August 2001



Industrial Measurement Division

Innovative solutions that meet the needs of our customers

"The ever-increasing demands for wind power installations require diverse, highly flexible measurement systems for individual components. Before we purchased the Laser Tracker from Leica Geosystems we needed to send parts abroad for measurement. The new technology from Leica Geosystems allows us to measure large parts that could not have been measured so easily in the past. We have now been able to shorten our production cycle, thereby delivering higher quality in a shorter amount of time. How would I characterize Leica Geosystems? Well for one, Leica Geosystems is about new innovative technology, in our case, the Laser Tracker. And like Vestas, Leica Geosystems is a forward-looking company. The products from Leica Geosystems are a forward-looking investment that will satisfy our current and future metrology tasks. Because of the strong growth rates in our business, Vestas has become very visible - both in the landscape and in the media. You can see and touch our products. Our challenge at Vestas is to educate people and spread the knowledge of our solutions in this period of rapid growth. Leica Geosystems helps us meet this challenge!"





Vagn Søndergaard

Quality Manager

VESTAS

Lem, Denmark





Industrial Measurement

Business and Market Overview

The Industrial Measurement (IMS) Division contributed over 8% of the Company's total sales and 14% of EBITDA this Fiscal Year. The division is managed from Unterentfelden, Switzerland, and is present on the global market with a dedicated sales force and a specialized network of dealers.

The Industrial Measurement Division enables industrial customers, for example in the aircraft, automotive, and the general precision/heavy industries, to measure large components accurately to within a tolerance of a hundredth of a millimeter, and to further process this data directly into their CAD-systems. The product range includes portable three-dimensional coordinate measuring systems such as laser trackers, high-precision laser scanner systems, digital photogrammetry systems, and high-precision total stations, along with a broad up-to-date spectrum of unique software that can communicate with all commercial CAD products.

The divisions' Laser Tracker is a well-accepted solution for the Airbus A380 program, and will be used in developing the tooling for this new generation of airplanes. Additionally, the Leica Tracker is being used in the development of wind power plants and their components, an entirely new dimension in this branch of industry. Furthermore, integrated or PC-based software, allows users to program guided measurements and evaluation procedures with automatic target detection. Other general industrial applications for the Laser Tracker include the assembly and alignment of the massive rollers for paper machines, measurement of sections of ships during final assembly, the calibration of manufacturing robots, or checking the geometry of large steel structures. The IMS division currently holds a significant portion of the global market in these specific product markets.



Business Performance

Despite the decline in the global economy, and the ongoing difficulties faced in the aerospace industry, the division closed the year slightly above the previous year. Due to strong customer commitment and project management, the division maintained its leading position as a technology leader and solutions provider within the portable metrology market (PMM). The division's strong performance in all markets, including the United States, helped drive sales over CHF 63 million for the year. Through stable profit margins and a clear focus on cost management, operating profits grew by over 25% during the year.

	FY01	FY02	Change (CHF)	Change (%)
Sales	62.5	63.1	0.6	1.0%
EBIT	9.1	11.4	2.3	25.5%
EBITDA	11.0	14.0	3.0	26.8%
EBITDA Margin	17.7%	22.2%		

(in CHF millions)

Key Developments

The division signed a joint development and distribution agreement with MetricVision this year, centered around the introduction of the LR-200, a Coherent Laser Radar Scanner that Leica Geosystems will sell on an OEM basis. This product is an extension of the division's product range, and is based on the Coherent Laser Radar precision measurement device recently released by MetricVision. The product will enable the division to further expand its market leadership position by adding a state-of-the-art, three-dimensional, non-contact, high precision scanning device to its current offering of industrial measurement products.

The division developed a new high performance CAD-based software product for the Laser Tracker, under the name "HORIZON". This product is based on standard CAD-based software, and has recently been installed at a large UK-based aerospace company. The complete system allows customers to build and inspect tools or industrial objects at a high rate of automation, and will significantly increase the reliability and the efficiency of industrial processes. The division's ultimate aim is to customize the software to individual customer requirements, with a complete set of reports tailored to the needs of the customer. Leica Geosystems will be unique in presenting this report manager tool, which is essential for everyday applications. These systems and solutions generate gains in efficiency through streamlining production processes.

Product Launches

During the year, the division launched a series of new products, including:

Product(s)	Markets Served	Launch Date
Axyz, software update V1.4	Aerospace, Automotive, General Industry	January 2002
EmScon	Open interface for all Tracker users	November 2001
LR-200	Aerospace, Automotive, Shipbuilding (Yachts), General Industry	December 2001
Horizon	Aerospace, Automotive, General Industry	To be launched in first quarter of Fiscal Year 2003

New Businesses Division

Entrepreneurial spirit to generate value for all stakeholders

"David Evans and Associates, Inc. (DEA) has the reputation as a leading-edge professional services consulting firm. A key contributor in achieving this reputation has been our entrepreneurial spirit to generate value for all of our stakeholders – our clients and our employees. As an entrepreneurial organization, our employees are continuously encouraged to look into creative solutions for the problems and challenges our clients bring us. New technology can provide these solutions. DEA has been using only Leica survey instruments since we started our company in 1976, and had been looking at the highly innovative Cyrax™ 3D Laser Scanning system since its introduction in 1998. Leica Geosystems' acquisition of Cyra Technologies, Inc. further increased our interest. Our specific decision to invest in these products was prompted by a creative vision of how we could apply Cyrax™ to meet the needs of one of our major clients, Kiewit Construction. The project involved a major expansion to 18 miles of existing highway, overpasses and light rail for the Colorado Department of Transportation. The expansion was needed to ease traffic congestion. The surveying challenge was how to effectively survey the existing bridges and overpasses without snarling traffic on the already congested Denver roadways. By applying Cyrax™, we were able to remotely survey all 22 bridges and overpasses in just 40 days without closing any traffic lanes! Not closing traffic lanes was vital because the permit required a 90-day waiting period and we only had 40 days to do the work. So, in this case, merging DEA's and Leica Geosystems' entrepreneurial spirits together with an innovative product enabled us to generate value throughout the stakeholder chain."







Mr. Tom Service
Professional Land Surveyor
Vice President
David Evans & Associates
Bellevue, Washington USA



New Businesses (Cyra)

Business and Market Overview

The New Businesses Division is comprised solely of Cyra Technologies, Inc. The division is headquartered in San Ramone, California and employs approximately 100 employees. All core business functions, including research and development, engineering, product management, marketing and sales, as well as manufacturing, assembly and final testing, are performed at its operations in California.

Leica Geosystems acquired Cyra Technologies, Inc. in February 2001 with the clear strategic intent to become the leader in the emerging Laser Scanning market. As one of the newest members in the Leica Geosystems family, Cyra offers innovative Laser Scanning solutions to customers in the Plant and Facility, Surveying and Infrastructure Markets. With more than 200 Laser Scanners and Software Packages sold to date, Cyra's highly innovative and market leading software platform Cyclone™ allows customers to complete surveying tasks in the office rather than the field (Virtual Surveyor) and integrate the clouds of points, via CloudWorx™, easily into CAD packages. Cyra holds a leading position in this fast growing market and is renowned in the market for highly accurate, leading edge technology scanners with innovative and feature-rich software.



Business Performance

Cyra grew its business by more than 70% during the year, with sales growing from CHF 14.4 million to CHF 24.9 million. The Company is still in the early stages of its life cycle, and as such, continued to make significant investments in the development of its sales and support infrastructure. Specific areas of focus were the build-up of a sales and support team in Europe, and the strengthening of its sales efforts in the United States. These investments, coupled with ongoing investments in research and product development, and the amortization of goodwill, resulted in an operating loss of CHF 80.4 million, with EBITDA of CHF (6.8) million. Included in this loss is the goodwill impairment charge of CHF 58 million recorded in the fourth quarter.

	FY01*	FY02	Change (CHF)
Sales	7.0	24.9	17.9
EBIT	-4.8	-80.4	-75.6
EBITDA	-3.5	-6.8	-3.3
EBITDA Margin	-49.6%	-27.4%	

(in CHF millions)

**For the period that Cyra was fully owned by Leica Geosystems in FY2001.*

Key Developments

The efficiency in various functions of Cyra's business was improved significantly in preparation for scalable future growth. In particular, manufacturing processes were greatly enhanced, with resultant gains in efficiency and quality. The Company also relocated its headquarters from Oakland to San Ramone, California, which should further enhance operational efficiency as well as aid in the recruitment and retention of key talent.

Cyra has successfully mastered the first step in the transition from an early high-tech start-up company to a successful systems and solutions company. Establishing a worldwide, well-trained sales and support team, and strengthening the service and repair arm of the Company, will enable Cyra to address the huge potential in its markets. By enhancing the marketing and product management functions, Cyra will be able to turn customer needs and requirements efficiently into marketable products and services.

Product Launches

After the introduction of the Cyrax™ 2500 Laser Scanner in the fall of calendar year 2000, Cyra has launched numerous software versions for its Cyclone™ product line. Furthermore, the needs of Cyra's customers in the CAD market were addressed through the launch of a new CloudWorx™ series of software products, allowing customers in the Engineering and Architecture markets to work in their CAD program of choice and benefit from the potential offered through Laser Scanning. Cyra also introduced the following new software products into the market this year:

Product(s)	Markets Served	Launch Date
Cyclone V3.1	Plants, Surveying, Engineering	January 2002
CloudWorx™ V1.0	Plants, Surveying, Engineering	February 2002
COE V1.0	Plants, Surveying, Engineering	February 2002

Special Products Division

Integrity and Trust

"Intelligent observation systems of the future will draw upon a broad array of information with various levels of complexity, requiring up-to-the-minute information at all times. To be effective, these systems must include information about the exact position of the user and the respective target, as well as detailed maps and images of the area in question. Through an integrated network of communications equipment, personal computers, GPS receivers, digital imaging capabilities, and intelligent day/night vision binoculars, such systems are being developed by EADS-Dornier. Leica Geosystems is a trusted partner in our development of these systems, offering leading edge, value-added technology. Through numerous experiments with different types of hardware, we have seen that the LEICA VECTOR™ range-finding binoculars from Leica Geosystems provide exactly the right capability in terms of forward observation and distance measurement. We place significant trust in the integrity of these instruments, and we especially value the strength and intensity of the optics, and the precision of the digital angle and distance measurement."





Horst Assmann
Head of Business Development
EADS Dornier, Systems &
Defense Electronics
Friedrichshafen, Germany




50
50
30
30
50

Special Products

Business and Market Overview

The Special Products Division is comprised of Leica Geosystems' defense, third-party manufacturing, and GPS-Marine businesses. The various businesses in the division operate autonomously, with general management oversight performed centrally in Heerbrugg. Leica Geosystems' defense business accounts for close to 70% of the total revenue of the division.

Leica Geosystems' defense business provides advanced technology products for application in observation, range and orientation measurement to defense and other security customers. The business is primarily project-oriented and generates a significant portion of its revenues from mid-to-long term contracts with military organizations in Switzerland, Europe, the United States and other parts of the world.

Leica Geosystems' third-party manufacturing entities manufacture optical, mechanical and electronic components and assemblies for use in the Company's S&E, GIS & Mapping, IMS and DISTO™ product ranges, as well as for third parties. In an effort to make these entities increasingly autonomous, and recognizing that these businesses are less of a long-term strategic fit for the Company, the manufacturing facilities have retained business contracts and established strong customer relationships from outside of Leica Geosystems.

The GPS-Marine business manufactures GPS-Global Positioning based navigational systems for marine applications. The Company is actively seeking external partners for this business.



Business Performance

On a consolidated basis, revenues in this division declined by 7.4%, resulting primarily from the 75% divestiture of the SwissOptic manufacturing facility at the end of the first quarter. Operating profits for the division declined year-to-year, impacted by a combination of losses in the GPS-Marine business, the divestiture of SwissOptics and higher capacity variances in the remaining manufacturing companies of Polymeca AG, Wiltronics AG and Leica Instruments Pte. Sales in the defense business grew by CHF 6 million, or 9%. Earnings in the defense business grew by close to CHF 3 million, or 31%, reflecting increased revenues and the relative impact of sales of higher margin products during the year.

Key Developments

Leica Geosystems divested 75% of its ownership in SwissOptic AG to Berliner Glas KG Herbert Kubatz GmbH & Co., Berlin, in July 2001.

Product Launches

Research and development efforts in the Special Products Division are mainly concentrated in the defense business. During the year, the defense business did not release any new products, but concentrated its engineering efforts mainly in customizing and adapting existing product platforms to new customer requirements. Additionally, previously released products, such as the artillery Gun Laying and Positioning Systems ("GLPS") for the US armed forces, as well as the range and azimuth finding intelligent binocular VECTOR™, enjoyed continued high market acceptance. The potential of the VECTOR™ systems became very visible during recent anti-terrorism operations.

	FY01	FY02	Change (CHF)	Change (%)
Sales Defense	68.1m	74.1m	6.0	8.8%
Sales Manufacturing	40.5m	28.2m	-12.3	-30.4%
Sales Other	9.9m	7.4m	-2.5	-25.2%
Total Sales SP	118.5m	109.7m	-8.8	-7.4%
EBIT Defense	9.1m	11.9m	2.8	30.8%
EBIT Manufacturing	10.7m	5.2m	-5.5	-51.4%
EBIT Other	0.0m	-4.6m	-4.6	n.m.
Total EBIT SP	19.8m	12.5m	-7.3	-36.7%
Total EBITDA SP	26.6m	18.5m	-8.1	-30.3%
EBITDA Margin	22.4%	16.9%		

(in CHF millions)

SUSTAINABILITY

We believe that the sustainability of our business is predicated upon strict adherence to the highest level of environmental and social responsibility. Leica Geosystems is firmly committed to being a responsible corporate citizen, as evidenced, among other things, by our Environmental and Social policies.

Environmental Responsibility

Environmentally-friendly product design:

One of our most important goals is to emphasize the integration of environmental protection into product development and design. This is the most effective way to avoid negative environmental effects from the beginning. We also make every effort to avoid the use of problematic substances that cannot be separated, or that may be released during disposal.

Environmental sustainability through our products:

Leica Geosystems offers new possibilities for defining and transforming our living environment into living information. We deliver products that can help create a safe and sustainable environment, for example, through the monitoring of large structures such as bridges, open-pit mines and dams.

Resource management is another application where our products can be used to promote environmental sustainability. Our GIS products are used extensively in the physical, biological and mapping sciences. Typical applications may include photogrammetric analysis of erosion areas, digital image data of vegetation and landforms recorded by satellite and aerial photography, and mapping and modeling to assess environmental impact. Data obtained from Leica Geosystems' equipment can also be used to conserve precious resources such as water, or to minimize the amount of fertilizer dispatched on crops by low-flying aircraft.

Land tenure, land use, and reform are primary issues for developing nations and peace processes. Leica Geosystems' solutions support numerous land tenure and reform programs.

Complete details of Leica Geosystems' Environmental Policy, as well as a copy of our latest Environmental Report, are available on our web site at www.leica-geosystems.com.

Social Responsibility

The way to sustainability is very much focused on, and influenced by, our employees. Ways in which we have endeavored to improve and develop the social aspects of our workforce can be seen in our corporate values. Leica Geosystems strives to offer its employees an interesting, flexible and challenging work environment. We also recognize the importance of equal opportunity and diversity in the workplace. We place a strong emphasis on high quality education and training, through our comprehensive apprenticeship program.

Leica Geosystems is also active in community sponsorship, be it through the provision of professional expertise or direct financial support. We support many local institutions involved in social, educational, cultural, and recreational activities.


Europe 1793
Americas 728
Asia/ROW* 366
Total 2887
*Rest of World
Asia/ROW 13%
366
Americas 25%
728
Europe 62%
1793

Employees by Region

CORPORATE GOVERNANCE

Leica Geosystems is fully committed to and compliant with the highest standards of corporate governance. Our policies are in accordance with Swiss law *(Obligationenrecht)*, Swiss Stock Exchange regulations, and the "Swiss Code of Best Practice". Leica Geosystems' principles and rules on corporate governance are documented in the Company's Articles of Incorporation, the Regulations Governing Internal Organization, and the Charters of the Board Committees. A summary of the key components of Leica Geosystems' Corporate Governance policies is presented at the end of this Annual Report.

Financial Statements

Contents

STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

"Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, we caution investors that all statements other than statements of historical fact included in this document, including without limitation, those regarding our financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to our existing and future products), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we expect to operate in the future. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among other factors: (i) our ability to develop and introduce new products and technologies that gain market acceptance on a timely basis; (ii) our ability to respond to competitive challenges, such as the introduction of innovative products or technologies by our competitors; (iii) our ability to identify and realize growth opportunities; and (iv) overall levels of investment in infrastructure and capital spending in our markets. Additionally, any forward-looking statements speak only as of the date of this document. We expressly disclaim any obligation or undertaking to release publicly any update of or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard hereto or any change in events, conditions or circumstances on which any such statement is based."

LEICA GEOSYSTEMS HOLDINGS AG · CONSOLIDATED BALANCE SHEETS
as of March 31, 2000, 2001 and 2002 (in thousands unless otherwise specified)

	Note	March 31, 2000	2001	2002
ASSETS		CHF	CHF	CHF
Current assets				
Cash and cash equivalents		3'147	3'152	2'990
Trade accounts receivable	(4)	117'542	144'155	156'834
Inventories	(5)	105'655	140'762	140'143
Prepayments and accrued income		4'764	8'374	8'160
Other current assets		7'699	10'505	8'869
Total current assets		**238'807**	**306'948**	**316'996**
Non-current assets				
Property, plant and equipment	(6)	127'750	127'911	119'064
Goodwill	(7)	131'618	241'209	239'086
Other intangible assets	(8)	34'139	57'036	91'805
Investments in associates	(9)	3'874	10'458	8'045
Deferred taxes	(20)	12'260	13'933	29'670
Other non-current assets		2'790	1'467	2'491
Total non-current assets		**312'431**	**452'014**	**490'161**
TOTAL ASSETS		**551'238**	**758'962**	**807'157**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Bank overdrafts		177	315	350
Loans and borrowings	(12)	1'826	1'198	4'186
Trade accounts payable	(10)	50'303	63'980	72'101
Advance payments		8'632	7'072	5'475
Accrued compensation		34'910	39'418	38'355
Other accrued liabilities		12'439	18'221	29'707
Provisions	(14)	7'238	7'898	17'328
Corporate tax, current		8'708	4'529	4'267
Other current liabilities	(11)	15'246	13'471	15'391
Total current liabilities		**139'479**	**156'102**	**187'160**
Non-current liabilities				
Loans and borrowings				
Revolving Credit Facility	(12)	36'497	91'695	133'029
9 7/8% Notes	(12)	153'531	96'123	92'579
Vendor Note	(12)	34'660	–	–
Other loans & borrowings	(12)	–	–	3'011
Advance payments		3'634	–	–
Pension obligations	(22)	22'975	17'846	15'104
Deferred taxes	(20)	30'627	25'937	39'015
Other non-current liabilities		66	7'585	4'984
Total non-current liabilities		**281'990**	**239'186**	**287'722**
Total liabilities		**421'469**	**395'288**	**474'882**
Commitments and contingencies	**(15)**	**-**	**-**	**-**
Shareholders' equity				
Share capital		75'000	108'108	112'554
Share premium		–	209'317	65'390
Reserves		74'099	74'099	250'788
Accumulated deficit		(31'774)	(43'267)	(98'517)
Cumulative foreign currency translation adjustment		12'444	15'417	2'060
Total shareholders' equity	**(17)**	**129'769**	**363'674**	**332'275**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**551'238**	**758'962**	**807'157**

The accompanying notes form an integral part of these consolidated financial statements

For the years ended March 31, 2000, 2001 and 2002 (in thousands, except share data)

	Note	Year ended March 31, 2000 CHF	2001 CHF	2002 CHF
Sales	(18)	539'732	642'425	790'176
Cost of sales		(278'407)	(327'828)	(387'045)
Gross profit		**261'325**	**314'597**	**403'131**
Research and development costs		(36'021)	(38'400)	(68'003)
Selling and marketing costs		(135'993)	(152'412)	(192'435)
General and administrative costs		(45'591)	(58'555)	(92'415)
Other operating income/(expense) net		(6'806)	(9'144)	(89'297)
Gain/(loss) on disposal of property, plant and equipment net		(279)	481	613
Operating profit/(loss)		**36'635**	**56'567**	**(38'406)**
Net income/(loss) from associated companies	(9)	3'070	(999)	78
Finance costs	(19)	(30'057)	(67'112)	(14'798)
Income/(loss) before tax		**9'648**	**(11'544)**	**(53'126)**
Income tax benefit/(expense)	(20)	(7'172)	3'555	(2'124)
Net income/(loss)		**2'476**	**(7'989)**	**(55'250)**
Basic earnings per share (in Swiss francs)	(25)	1.65	(4.23)	(24.67)
Diluted earnings per share (in Swiss francs)	(25)	1.58	(4.23)	(24.67)

The accompanying notes form an integral part of these consolidated financial statements

LEICA GEOSYSTEMS HOLDINGS AG · CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended March 31, 2000, 2001 and 2002 (in thousands unless otherwise specified)

	Note	Year ended March 31, 2000	2001	2002
Cash Flows from Operating Activities:		CHF	CHF	CHF
Operating profit/(loss)		36'635	56'567	(38'406)
Net interest expense paid		(17'712)	(19'546)	(18'603)
Taxes paid		(4'367)	(5'508)	(8'428)
Depreciation and amortization		33'952	41'945	135'638
Other non-cash items		279	(947)	(2'190)
Changes in assets and liabilities:				
Trade accounts receivable		(2'542)	(15'864)	(587)
Inventories		3'191	(15'467)	(4'176)
Prepayments and accrued income		837	(3'237)	(178)
Other assets		(766)	(2'877)	(477)
Trade accounts payable		3'778	1'621	6'695
Advance payments		(7'564)	(5'185)	(1'498)
Accruals and deferred income		5'713	1'757	2'480
Pension obligations		(3'807)	(5'086)	(2'287)
Other liabilities		4'823	241	4'831
Cash provided by operating activities		**52'450**	**28'414**	**72'814**
Cash Flows from Investing Activities:				
Purchase of property, plant and equipment	(6)	(16'078)	(21'890)	(18'555)
Cash expended on intangible assets	(8)	(14'818)	(18'751)	(42'755)
Dividends from associated companies	(9)	1'634	23	22
Cash expended on acquisition	(16)	(1'756)	(65'432)	(72'288)
Disposal of subsidiary, net of cash	(26)	–	–	8'119
Other		573	7'641	3'909
Cash used in investing activities		**(30'445)**	**(98'409)**	**(121'548)**
Cash Flows from Financing Activities:				
Loans and borrowings		(20'377)	29'833	46'048
Debt issuance, equity transaction and IPO costs		(11'199)	(27'557)	–
Issue / (Redemption) of 9 7/8% Notes		157'585	(59'536)	–
Repayment of Senior Subordinated Loan Facility		(147'022)	–	–
Repayment of Vendor note		–	(70'421)	–
Proceeds from issue of share capital		–	197'674	2'942
Cash provided by/(used in) financing activities		**(21'013)**	**69'993**	**48'990**
Effect of exchange rate changes on cash and cash equivalents		(165)	7	(418)
Net increase/(decrease) in cash and cash equivalents		827	5	(162)
Cash and cash equivalents at beginning of specified period		2'320	3'147	3'152
Cash and cash equivalents at end of specified period		**3'147**	**3'152**	**2.990**

The accompanying notes form an integral part of these consolidated financial statements

as of March 31, 2000, 2001 and 2002 (in thousands unless otherwise specified)

	Number of regist. shares issued	Share capital	Share premium	Reserves	Accumul. deficit	Hedging and currency translation adjustment	Total
	No.	CHF	CHF	CHF	CHF	CHF	CHF
Balance at March 31, 1999	**7'500'000**	**75'000**	**75'000**	**-**	**(35'151)**	**4'361**	**119'210**
Net income	–	–	–	–	2'476	–	2'476
Currency translation adjustment	–	–	–	–	–	8'083	8'083
Reclassifications	–	–	(75'000)	74'099	901	–	–
Balance at March 31, 2000	**7'500'000**	**75'000**	**-**	**74'099**	**(31'774)**	**12'444**	**129'769**
Reverse share split	**1'500'000**						
Issuance of common stock	662'457	33'122	220'594	–	–	–	253'716
Equity transaction exp. (net of tax)	–	–	(11'185)	–	–	–	(11'185)
Treasury shares movement	(282)	(14)	(92)	–	–	–	(106)
Capital transaction with owners	–	–	–	–	(3'504)	–	(3'504)
Net loss	–	–	–	–	(7'989)	–	(7'989)
Currency translation adjustment	–	–	–	–	–	2'973	2'973
Balance at March 31, 2001	**2'162'175**	**108'108**	**209'317**	**74'099**	**(43'267)**	**15'417**	**363'674**
Reclassifications			(176'689)	176'689			–
Issuance of common stock	88'877	4'444	32'579	–	–	–	37'023
Treasury shares movement	49	2	183	–	–	–	185
Net loss	–	–	–	–	(55'250)	–	(55'250)
Effect of adopting IAS 39	–	–	–	–	–	(405)	(405)
Cash flow hedging adjustment	–	–	–	–	–	517	517
Currency translation adjustment	–	–	–	–	–	(13'469)	(13'469)
Balance at March 31, 2002	**2'251'101**	**112'554**	**65'390**	**250'788**	**(98'517)**	**2'060**	**332'275**

The accompanying notes form an integral part of these consolidated financial statements

1. BUSINESS DESCRIPTION

Leica Geosystems Holdings AG ("Leica Geosystems" or the "Company") and its consolidated subsidiaries (together the "Group") are primarily engaged in the development, manufacture and distribution of surveying, positioning and guidance systems, construction laser technology-based products, handheld laser measuring systems, industrial measurement systems, laser scanning systems and other special products. The Company maintains its primary manufacturing facilities in Switzerland, Singapore and the United States with distribution and sales throughout the world.

Prior to October 2, 1998, the Company's business was conducted by the Geosystems division of Lancet Investment B.V., (the "Leica Group") formerly Leica Holdings B.V.

On October 2, 1998, Leica Geosystems Holdings AG, a company owned by Investcorp S.A. ("Investcorp"), its clients and management purchased the various companies that conducted their business from Leica Beheer B.V. (the "Vendor"). The purchase of the shares of the Leica Geosystems Group (the "Acquisition") was recorded under the purchase accounting method.

As a result, the Group incurred substantial indebtedness under the revolving credit facility (the "Revolving Credit Facility"), the 9 7/8% Notes due 2008 and a promissory note given to the Vendor (the "Vendor Note").

On July 12, 2000, the Company completed its initial public offering (IPO) and the shares (listed as LGSN) began trading publicly on the SWX Swiss Exchange.

Following the initial public offering in July 2000, the Group redeemed a portion of the 9 7/8% Notes outstanding and paid off the Vendor Note in full, reducing the indebtedness.

The subsidiaries of Leica Geosystems are shown in Note 29.

2. BASIS OF PRESENTATION

The consolidated financial statements have been prepared in accordance with International Accounting Standards and under the historical cost convention except as disclosed in the accounting policies below (for example, derivative financial instruments are shown at fair value).

In the year ending at March 31, 2002 the Company adopted IAS 39 – Financial Instruments: Recognition and Measurement and IAS 40 – Investment Property. The effects of adopting IAS 39 are summarized in Note 13.

The term "CHF" in these consolidated financial statements refers to Swiss francs. Amounts are expressed in thousands unless otherwise stated.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in accordance with IAS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results may differ from those estimates.

Principles of Consolidation
The consolidated financial statements include Leica Geosystems Holdings AG, a corporation registered in Switzerland, and its majority owned subsidiaries held either directly or indirectly. All subsidiary undertakings over which the Company has the power to exercise control have been consolidated. Subsidiaries are consolidated from the date on which effective control is transferred to the Company and are no longer consolidated from the date of disposal. All significant intercompany transactions and balances are eliminated. Any intercompany profits or losses included in a subsidiary company's income statement, which were not realized at the balance sheet date, are eliminated. The Company's investments in companies in which it has the ability to exercise significant influence over operating and financial policies, normally those of which the Company owns between 20% and 50%, are accounted for using the equity method. Investments in other companies are carried at cost less provision for permanent impairment.

Financial risk management
The Company's activities expose it to a variety of financial risks, including the effects of: changes in debt and equity market prices, foreign currency exchange rates and interest rates. The Company's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Company. The Company uses derivative financial instruments such as foreign exchange contracts.

Risk management is carried out by a central treasury department (Group Treasury) under policies approved by the Board of Directors. Group Treasury identifies, evaluates and hedges financial risks in close cooperation with the operating units. The Company complies with guidance provided by the Board and Audit Committee for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and investing excess liquidity.

Foreign exchange risk
The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to US dollars and EURO. Companies of the Group use forward contracts, transacted with Group Treasury, to hedge their exposure to foreign currency risk in the local reporting currency. Group Treasury is responsible for hedging the net position in each currency by using currency borrowings and external forward currency contracts.

For financial reporting purposes, each subsidiary designates contracts with Group Treasury as fair value hedges or cash flow hedges, as appropriate. At the group level, external foreign exchange contracts are designated as hedges of foreign exchange risk on specific assets, liabilities or future transactions.

The Company hedges between 40% and 100% of anticipated net exposure in each major currency for the upcoming 12 months. In 2002 approximately 57% of projected net exposure in each major currency qualified as 'highly probable' for which hedge accounting was used.

The Company has a number of investments in foreign subsidiaries, whose net assets are exposed to currency translation risk. Currency exposure to the net assets of the Group's subsidiaries is managed partially through borrowings denominated in the relevant foreign currencies.

Foreign currency translation and transactions
The reporting currency for the Company's financial statements is the Swiss franc (CHF). The functional currencies for the Company's operations are the local currencies of each of its subsidiary companies. On consolidation, assets and liabilities of non-Swiss companies are translated into CHF at the year-end exchange rates. The statements of income are translated at the average rates of exchange for the period. Exchange differences arising on consolidation are shown under "Cumulative foreign currency translation adjustment", which is a separate component of Shareholders' Equity. Foreign exchange differences arising from the re-translation of borrowings denominated in foreign currencies are reported in the Income Statement under "Finance costs".

Foreign currency transactions are accounted for at the exchange rates prevailing at the date of the transaction. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities which are denominated in foreign currencies are recognized in the Income Statement within the operating section (except those arising on foreign currency borrowings, referred to above, which are reported under the "Finance costs" section). Foreign currency balances are translated at period end exchange rates and are recognized in the Income Statement except when deferred in equity as qualifying cash flow hedges.

Interest rate risk
The Company's income and operating cash flow are partially dependent on changes in market interest rates. The Company has no significant interest bearing assets. The Company policy is to maximize borrowings in competitive variable rate instruments.

Credit risk
The Company has no significant concentrations of credit risk. The Company has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history.

Liquidity Risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. Due to the dynamic nature of the underlying businesses, Group Treasury aims at maintaining flexibility in funding by keeping committed credit lines available.

Accounting for Derivative Financial Instruments and Hedging Activities

Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently are remeasured at their fair value. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date. With the exception of financial instruments which hedge a forecasted transaction or a firm commitment (cash flow hedge), all adjustments to fair value are included in the income statement. Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognized in equity. Where the forecasted transaction or firm commitment results in the recognition of an asset or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in equity are transferred to the income statement in the same periods during which the hedged forecasted transaction affects the income statement. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss deferred in equity remains in equity until the forecasted transaction ultimately is recognized in the income statement. However, if a forecasted transaction or firm commitment is no longer expected to occur, the gains and losses deferred in equity are immediately transferred to the income statement.

Cash and Cash Equivalents

Cash and cash equivalents include cash and interest bearing deposits with an original maturity of three months or less.

Trade Accounts Receivable

Trade accounts receivable are presented net of appropriate provisions for doubtful accounts. Bad debts are written off in the year in which they are identified.

Inventories

Inventories are valued at the lower of cost or net realizable value based upon the average cost method. In the case of finished goods, work in progress and sub-assemblies, costs include an appropriate portion of manufacturing overhead, but exclude any interest expense. Sub-assemblies are included in the line "Raw materials and sub-assemblies" in Note 5 to the accounts. Net realizable value is the estimate of the selling price in the ordinary course of business, less the costs of completion and selling expenses.

Property, Plant and Equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation. Depreciation expense is calculated using the straight-line method based on the following estimated useful lives:

Land	Not depreciated
Buildings	50 years
Machinery and equipment	4–15 years
Computer and software	2–5 years
Furniture and fixtures	5–10 years
Motor vehicles and trucks	3–10 years
Special tools and jigs	3 years
Other	3–10 years

The carrying values of assets with longer lives are reviewed whenever events or changes in circumstances indicate that they may not be recoverable. If such an event occurs, the Company prepares an analysis to determine whether an impairment exists.

Repairs and maintenance costs are expensed as incurred. Interest expense is not capitalized, but expensed in the period to which it relates.

Gains and losses on the sale of property, plant and equipment are recorded at the difference between their carrying value and the proceeds of sale.

Accounting for Leases
The lease of assets under which all the risks and benefits of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the Income Statement on a straight-line basis as incurred over the period of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which the termination took place.

The lease of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, distinguished between current and non-current portion, are included in loans and borrowings. The interest element of the finance cost is charged to the income statement over the lease period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset or the lease term.

Intangible Assets
Intangible assets include goodwill and capitalized product and SAP R/3 development costs. Intangible assets are amortized over their estimated useful life. Internally generated costs related to dealer network, customer lists, trademarks and trade names are expensed as incurred and, if acquired in a business combination, form part of the amount attributed to goodwill at the date of the acquisition. All intangible assets are subject to adjustment in the event of impairment.

Research and Development Costs
Research costs are expensed in the Income Statement. Development costs of hardware and software products are capitalized in accordance with the criteria established under IAS 38, from the point at which their technical feasibility, profitability and payback are established up to the date of product release to the market. Capitalized development costs are amortized on a straight-line basis over the lifetime of the products concerned, which generally is three years but in no case more than five years from the product release date. Cost of materials, services, salaries, and overheads that can be allocated on a reasonable and consistent basis are capitalized. Marketing costs are excluded from capitalization. Costs which have been expensed in prior periods are not capitalized in later periods.

Amortization of product development costs is included in the "Research and Development Costs" in the Income Statement.

Goodwill
Goodwill represents the excess of the price paid for an acquisition over the fair value of the net assets acquired. Goodwill is amortized on a straight line basis over its estimated useful life, not above 20 years. Amortization charges are included in "Other operating expense". The value of goodwill is reviewed annually and if the recoverable amount is less than its carrying amount, the carrying amount is reduced to its recoverable amount and an impairment loss is recorded in "Other operating expense".

Provisions
Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources will occur and the amount can be reasonably estimated.

Future warranty costs are accrued, based on historical experience, when goods are supplied or services rendered. Actual warranty costs incurred are charged against the accrual when paid.

Any costs relating to the restructuring of the Group are charged to the Income Statement in the year in which the Group becomes legally or constructively committed to payment. Employee termination liabilities are only recognized if there is an agreement in place specifying the terms.

Pension and Other Retirement Benefit Obligations
Leica Geosystems provides retirement benefits to its employees in line with local customs and requirements. Contributions are, where appropriate, based on periodic actuarial calculations and are charged against the Income Statement over the periods benefiting from the employees' service. Pension schemes are generally funded through payments to insurance companies or other independently administered funds. In respect of defined benefit plans, according to the definition of IAS 19 (revised), pension costs are calculated using the projected unit credit method. Under this method the costs of pro-

viding pensions is charged to the Income Statement in order to spread the regular costs over the service lives of employees in accordance with the advice of qualified actuaries. The pension obligation is the actuarially computed present value of the estimated future net cash outflow using interest rate assumptions in line with long term government securities. All actuarial gains and losses exceeding the 10% corridor are spread forward over the average remaining service lives of employees. The Group's contributions to the defined contribution plans are charged to the Income Statement in the year to which they relate.

In the case of ongoing early retirement plans, actuarial calculations are performed to determine the necessary provision based on reasonable assumptions regarding the percentage of staff who are expected to take advantage of the plan. The provision results in the cost of the early retirement plan being recognized over the service periods of the related employees. Prior service costs arising on inception of the plans are amortized over the remaining service period of the related employees.

Equity Compensation Benefits

Share options are granted to directors and to employees. If the options are granted at the market price of the shares on the date of the grant and are exercisable at that price, no compensation cost is recognized. If the options are granted at a discount on the market price, a compensation cost is recognized in the Income Statement based on that discount. When the options are exercised, the proceeds received net of any transaction costs are credited to share capital (nominal value) and share premium.

Taxation

Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates in the respective jurisdictions in which the Company operates. In assessing the probability of realization of deferred tax assets, management considers whether it is probable that profits will be generated against which the deferred tax assets will be realized.

Generally, deferred taxes are not provided on the unremitted earnings of subsidiaries because it is expected that these earnings will be permanently reinvested and such determination is not practicable. Such earnings may become taxable upon the sale or liquidation of these subsidiaries or upon the remittance of dividends.

Shareholders' Equity

External costs directly attributable to the issue of new shares, other than on a business combination, are shown as a deduction, net of tax, in equity from the proceeds. Share issue costs incurred directly in connection with a business combination are included in the cost of acquisition.

Where the Company or its subsidiaries purchases the Company's equity share capital, the consideration paid including any attributable transaction costs net of income tax is deducted from total shareholders' equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders' equity.

Revenue Recognition

Revenue is recognized when significant risks and rewards of ownership of goods have been transferred to a third party. This would normally occur following delivery of the products or services and acceptance by the customers. Revenues from service contracts paid by customers in advance are recognized over the period of the contract in accordance with the terms specified therein.

Advance payments received from customers are deferred, and recorded as income when the related product has been delivered or services performed. The advance payments or deposits are primarily related to contracts with the defense department of the Swiss government.

For the years ended March 31, 2000, 2001 and 2002 (in thousands unless otherwise stated)

4. TRADE ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	March 31, 2000	2001	2002
	CHF	CHF	CHF
Gross trade receivables	120'479	146'911	160'478
Allowance for doubtful accounts	(5'543)	(4'283)	(5'258)
Net trade receivables	114'936	142'628	155'220
Receivables from associated companies	2'606	1'527	1'614
Total trade accounts receivables	**117'542**	**144'155**	**156'834**

5. INVENTORIES

Inventories consisted of the following:

	March 31, 2000	2001	2002
	CHF	CHF	CHF
Raw materials and sub-assemblies	43'524	57'649	60'864
Work-in-progress	14'793	19'153	19'473
Finished goods	49'385	69'504	67'570
Demonstration inventories	22'691	24'785	20'231
Gross inventories	130'393	171'091	168'138
Allowances	(24'738)	(30'329)	(27'995)
Total inventories	**105'655**	**140'762**	**140'143**

The gross values represent the purchase or production costs of inventories at the balance sheet date. The allowances are for excess quantities, slow-moving and obsolete items.

For the years ended March 31, 2000, 2001 and 2002 (in thousands unless otherwise stated)

6. PROPERTY, PLANT AND EQUIPMENT

	Land, Buildings, Fixtures and Fittings	Machinery and Installations	Other Equipment	Total
	CHF	CHF	CHF	CHF
GROSS VALUES				
Value at March 31, 2000	**124'514**	**136'592**	**52'210**	**313'316**
Acquisition of subsidiaries	–	5'519	1'279	6'798
Additions	1'621	10'267	10'002	21'890
Disposals	(8'883)	(8'818)	(6'745)	(24'446)
Exchange rate adjustments	(164)	62	(456)	(558)
Value at March 31, 2001	**117'088**	**143'622**	**56'290**	**317'000**
Acquisition of subsidiaries	–	319	3'080	3'399
Disposal of subsidiaries	–	(28'680)	(2'298)	(30'978)
Additions	1'295	8'283	13'035	22'613
Disposals	(2'926)	(4'829)	(2'001)	(9'756)
Reclassifications	40	(2'206)	2'166	–
Exchange rate adjustments	(276)	(1'304)	(1'197)	(2'777)
Value at March 31, 2002	**115'221**	**115'205**	**69'075**	**299'501**
ACCUMULATED DEPRECIATION				
Value at March 31, 2000	**(46'858)**	**(100'999)**	**(37'709)**	**(185'566)**
Depreciation expense	(2'763)	(11'364)	(7'864)	(21'991)
Disposals	4'346	7'658	5'748	17'752
Exchange rate adjustments	113	256	347	716
Value at March 31, 2001	**(45'162)**	**(104'449)**	**(39'478)**	**(189'089)**
Disposal of subsidiaries	–	22'296	2'013	24'309
Depreciation expense	(2'925)	(10'337)	(10'635)	(23'897)
Disposals	1'109	3'732	1'622	6'463
Reclassifications	–	302	(302)	–
Exchange rate adjustments	144	883	750	1'777
Value at March 31, 2002	**(46'834)**	**(87'573)**	**(46'030)**	**(180'437)**
NET BOOK VALUES AT				
March 31, 2000	**77'656**	**35'593**	**14'501**	**127'750**
March 31, 2001	**71'926**	**39'173**	**16'812**	**127'911**
March 31, 2002 (*)	**68'387**	**27'632**	**23'045**	**119'064**

(*) Other equipment includes finance leases of CHF 4.1 million (Gross value CHF 5.6 million and Accum. Depreciation CHF (1.6) million)

	March 31, 2000	March 31, 2001	March 31, 2002
Fire insurance value of property, plant and equipment	CHF	CHF	CHF
Buildings	144'380	130'832	132'802
Machinery equipment and other fixed assets	180'939	192'790	185'723
Total insurance value of property, plant and equipment	**325'319**	**323'622**	**318'525**

For the years ended March 31, 2000, 2001 and 2002 (in thousands unless otherwise stated)

7. GOODWILL

	Total Goodwill
	CHF
GROSS VALUES	
Value at March 31, 2000	**142'291**
Acquisition of subsidiaries	115'677
Exchange rate adjustments	2'398
Value at March 31, 2001	**260'366**
Acquisition of subsidiaries	88'402
Adjustments of fair value	1'513
Exchange rate adjustments	(7'238)
Value at March 31, 2002	**343'043**
ACCUMULATED AMORTIZATION	
Value at March 31, 2000	**(10'673)**
Amortization charge	(8'484)
Exchange rate adjustments	-
Value at March 31, 2001	**(19'157)**
Amortization charge	(27'039)
Impairment charge	(57'953)
Exchange rate adjustments	192
Value at March 31, 2002	**(103'957)**
NET BOOK VALUES AT	
March 31, 2000	**131'618**
March 31, 2001	**241'209**
March 31, 2002	**239'086**

Leica Geosystems Holdings AG was incorporated in Switzerland on July 30, 1998, as the holding company for the Geosystems businesses which it acquired from Leica Beheer B.V. on October 2, 1998. Goodwill, representing the excess purchase price over the fair value of net assets acquired, arising upon the Acquisition was CHF 142.3 million, which is being amortized over 20 years at the rate of CHF 7.1 million per annum.

Goodwill arising upon the acquisition of Cyra Technologies Inc. and Laser Alignment Inc. totaled USD 68.3 million (CHF 115.7 million) in Fiscal Year 2001. This amount is being amortized over a period of 10 years.

During Fiscal Year 2002, the Company wrote down USD 34.5 million (CHF 58.0 million) of goodwill associated with the Cyra acquisition. Based on current period operating results and management's current expectation for the sector, the carrying amount of the asset may not be recoverable. Based on the Company's analysis of future discounted net cash flow estimates, it was determined that impairment existed. As such, the goodwill associated with the Cyra acquisition has been written down to its estimated fair value, which was determined by discounting the net future anticipated cash flows using a discount rate of 15.5%. The amount is included in the New Businesses reporting segment as well as "Other Operating Expenses" within the Statements of Income.

In a separate issue, the initial amount of goodwill related to the Cyra and Laser Alignment acquisitions was adjusted by a total of CHF 1.5 million within the first year since the date of acquisition. These fair value adjustments arose mainly due to warranty issues (in Cyra) and reassessment of deferred tax assets (in Laser Alignment) impacting the opening balance sheet of these entities.

Goodwill arising upon the acquisition of ERDAS Inc. and LH Systems LLC (including Azimuth branch) totalled USD 50.2 million (CHF 88.4 million) in Fiscal Year 2002. This amount is being amortized over a period of 10 years.

For the years ended March 31, 2000, 2001 and 2002 (in thousands unless otherwise stated)

8. OTHER INTANGIBLE ASSETS

	Product Development Costs	SAP Development Costs	Total
	CHF	CHF	CHF
GROSS VALUES			
Value at March 31, 2000	**34'423**	**7'960**	**42'383**
Acquisition of subsidiaries	15'085	–	15'085
Additions	18'751	–	18'751
Exchange rate adjustments	549	–	549
Value at March 31, 2001	**68'808**	**7'960**	**76'768**
Acquisition of subsidiaries	20'421	–	20'421
Additions	42'755	–	42'755
Disposals	(312)	–	(312)
Exchange rate adjustments	(1'833)	–	(1'833)
Value at March 31, 2002	**129'839**	**7'960**	**137'799**
ACCUMULATED AMORTIZATION			
Value at March 31, 2000	**(4'789)**	**(3'455)**	**(8'244)**
Amortization charge	(9'878)	(1'592)	(11'470)
Exchange rate adjustments	(18)	–	(18)
Value at March 31, 2001	**(14'685)**	**(5'047)**	**(19'732)**
Amortization charge	(25'158)	(1'592)	(26'750)
Disposals	312	–	312
Exchange rate adjustments	176	–	176
Value at March 31, 2002	**(39'355)**	**(6'639)**	**(45'994)**
NET BOOK VALUES AT			
March 31, 2000	**29'634**	**4'505**	**34'139**
March 31, 2001	**54'123**	**2'913**	**57'036**
March 31, 2002	**90'484**	**1'321**	**91'805**

For the years ended March 31, 2000, 2001 and 2002 (in thousands unless otherwise stated)

9. INVESTMENTS IN ASSOCIATES

Investments in associated companies accounted for using the equity method comprised of the following:

	March 31, 2000 CHF	2001 CHF	2002 CHF
LH Systems LLC, USA	3'874	7'137	–
SwissOptic AG, Switzerland	–	–	2'414
AED Graphics AG, Germany	–	2'251	2'164
NovaLIS Technologies Ltd, Canada	–	1'070	1'889
MetricVision Inc, USA	–	–	1'578
Total investments in associates	**3'874**	**10'458**	**8'045**

	LH Systems CHF	Swiss-Optic CHF	AED Graphics CHF	Nova LIS CHF	Metric Vision CHF	Total CHF
Investment at March 31, 2001	7'137	–	2'251	1'070	–	10'458
Acquisitions	–	–	–	1'156	1'681	2'837
Income statement	–	368	3	(190)	(103)	78
Dividends received	–	(22)	–	–	–	(22)
Foreign exchange impact	–	–	(90)	(147)	–	(237)
Reclassifications to / from other assets	(7'137)	2'068	–	–	–	(5'069)
Total at March 31, 2002	**–**	**2'414**	**2'164**	**1'889**	**1'578**	**8'045**
	(*)	(**)				
Note:						
Amortization expenses included	–	–	(162)	(190)	(24)	(376)
Net Goodwill included	–	–	1'418	1'889	1'411	4'718

(*) LH Systems was reclassified to fully consolidated subsidiaries at April 1, 2001 (Note 16)
(**) SwissOptic was reclassified from fully consolidated subsidiaries at July 1, 2001 (Note 26)

SwissOptic – See note 26.

NovaLIS – The Company has increased their total investment in NovaLIS Technologies Ltd. ("NovaLIS"), a Canadian company involved in land records management and integrated governmental workflow for data gateways in the Internet, from 38% in prior year to 42% as of May 2001. The voting rights remain unchanged at 25%.

The additional investment amount of CHF 1.2 million is classified as goodwill and will be amortized on a straight-line basis over its estimated useful life, which is assessed to be 10 years.

MetricVision Inc – On November 8, 2001 the IMS Division of Leica Geosystems signed a development and sales contract with MetricVision, Inc., Newington, Virginia (USA). The objective of this agreement is the joint product development and subsequent market penetration for coherent laser radar precision measurement devices. As part of this agreement, in January 2002, Leica Geosystems acquired an 8% interest in MetricVision.

For the years ended March 31, 2000, 2001 and 2002 (in thousands unless otherwise stated)

10. TRADE ACCOUNTS PAYABLE

Accounts payable consisted of the following:

		March 31,	
	2000	2001	2002
	CHF	CHF	CHF
Trade payables	50'092	63'855	68'115
Payables due to associated companies	211	125	3'986
Total trade accounts payable	**50'303**	**63'980**	**72'101**

11. OTHER CURRENT LIABILITIES

Other current liabilities consisted of the following:

		March 31,	
	2000	2001	2002
	CHF	CHF	CHF
Accrued interest	5'134	3'077	2'849
Other current payables	10'112	10'394	12'542
Total other current liabilities	**15'246**	**13'471**	**15'391**

Other current payables included primarily value-added tax and payroll-related liabilities.

12. LOANS AND BORROWINGS

Loans and borrowings consisted of the following:

		March 31,	
	2000	2001	2002
	CHF	CHF	CHF
Current:			
Short term loans from banks	–	–	2'018
Finance lease (current portion)	–	–	1'047
Other short-term loans	1'826	1'198	1'121
Total current	**1'826**	**1'198**	**4'186**
Non-current:			
Revolving Credit Facility	41'838	96'654	135'784
Less unamortized debt acquisition cost	(5'341)	(4'959)	(2'755)
Net Revolving Credit Facility	**36'497**	**91'695**	**133'029**
9 7/8% Notes	159'010	99'185	95'219
Less unamortized bond issuance cost	(5'479)	(3'062)	(2'640)
Net 9 7/8% Notes	**153'531**	**96'123**	**92'579**
Vendor Note	69'503	–	–
Less unamortized discount	(34'843)	–	–
Net Vendor Note	**34'660**	**–**	**–**
Finance lease (non-current portion)	–	–	3'011
Total non-current	224'688	187'818	228'619
Total loans and borrowings	**226'514**	**189'016**	**232'805**

For the years ended March 31, 2000, 2001 and 2002 (in thousands unless otherwise stated)

Revolving Credit Facility

At March 31, 2002, the Company had a CHF 240.0 million Revolving Multicurrency Credit Facility (the "Facility") arranged by Chase Manhattan plc through several financial institutions which expires in full in July, 2003. The balance outstanding at March 31, 2002, was CHF 135.8 million and at March 31, 2001 CHF 96.7 million. The Facility bears an interest rate equalling LIBOR plus additional costs and a margin of 1 1/8%. The weighted average interest rate on the outstanding borrowings was 6.1% for the Fiscal Year ended March 31, 2002 (2001: 6.3%). At March 31, 2002, after taking account of amounts used for foreign exchange, guarantee and letter of credit facilities, the Company had CHF 85.5 million available under the Facility (2001: CHF 62.1 million).

The debt acquisition cost of the Facility was CHF 8.4 million (including an addition of CHF 1.5 million in Fiscal Year 2001) and is being amortized over the 3 year term of the Facility. The unamortized portion of the debt acquisition cost of CHF 2.8 million at March 31, 2002 (2001: CHF 5.0 million), is stated in the Company's balance sheet as a reduction of the Facility gross debt amount. Subsequent to the IPO the debt acquisition amortization period was reduced from 7 to 3 years.

9 7/8% Notes

In June 1999, the Company issued a note ("9 7/8% Notes") of EURO 100.0 million, maturing on December 15, 2008, at an interest rate of 9 7/8%. The 9 7/8% Notes were issued by Finance plc pursuant to an indenture, with Bankers Trust Company, as trustee, dated June 18, 1999 (the "Indenture"). In connection with the initial public offering, the Company redeemed on August 31, 2000, 35% of the 9 7/8% Notes then outstanding at a redemption price of 109.875%, plus accrued interest through the date of the redemption, as permitted under the Indenture. At March 31, 2002, the remaining 9 7/8% Notes outstanding were EURO 65.0 million, equivalent to CHF 95.2 million. The 9 7/8% Notes were issued under par at EURO 98.6 million, so that the 9 7/8% Notes imputed interest rate is 10.0176%. At March 31, 2002, the 9 7/8% Notes were trading at a premium.

The 9 7/8% Notes are subordinate to the Revolving Credit Facility.

The cost of the debt issuance of the 9 7/8% Notes of CHF 5.9 million is being amortized to "Finance Costs" in the Income Statement over the nine and a half year term of the 9 7/8% Notes. Subsequent to the redemption of the 9 7/8% Notes the Company recorded a finance cost impairment of CHF 1.8 million in the prior year. The unamortized portion of the 9 7/8% Notes issuance cost of CHF 2.6 million at March 31, 2002 (2001: CHF 3.1 million), is stated in the Company's balance sheet as a reduction of the 9 7/8% Notes gross debt amount.

Vendor Note

The Company had a CHF 65.0 million subordinated note (the "Vendor Note") with Leica Beheer B.V., the prior owner. The Vendor Note was repaid at face value plus accrued interest in connection with the initial public offering. There was no balance outstanding at March 31, 2001 or 2002. The unamortized discount as at the date of repayment (in Fiscal Year 2001) impacted the Income Statement as a non-recurring finance cost of CHF 34.5 million.

13. FINANCIAL INSTRUMENTS

The Company adopted IAS 39 on April 1, 2001. In accordance with the transitional provisions of IAS 39, the Company recognized all financial instruments at fair values. For those instruments qualifying as cash flow hedges the Company recorded a cumulative adjustment of CHF 0.4 million (net of tax) in equity.

The table below shows the movement on the cash flow hedging reserve during the Fiscal Year:

	CHF
Balance at April 1, 2001	**-**
IAS 39 transition adjustment, net of tax	(405)
Cash flow hedges:	
Changes in fair value (net of tax)	112
Realized gains or losses transferred to the income statement	405
Balance at March 31, 2002 net of tax	**112**

For the years ended March 31, 2000, 2001 and 2002 (in thousands unless otherwise stated)

Foreign Exchange Contracts

	March 31, 2000	March 31, 2001	March 31, 2002
	CHF	CHF	CHF
Contract values	158'461	88'288	112'838
Positive fair value (Asset)	n/a	n/a	175

The contract value shows the volume (gross nominal value of sales and purchases added together) of the forward foreign exchange contracts open at the balance sheet date. A negative fair value is the potential cost required to close the outstanding contracts at the balance sheet date. A positive fair value represents the unrealized profit on the forward foreign exchange transactions on the balance sheet date.

At March 31, 2002, the positive fair value of the outstanding forward foreign exchange contracts amounts to CHF 0.2 million, of which CHF 0.03 million are included in the income statement, relating to balance sheet items, and CHF 0.15 million (reflecting CHF 0.1 million net of tax) in respect of cash flow hedges and are therefore included in equity.

The positive and negative fair values are included in the balance sheet in "Other Current Assets" and "Other Current Liabilities" respectively. Positive and negative fair values of contracts with the same bank are netted due to netting agreements.

14. PROVISIONS

	Warranty Provisions	Restructuring Provisions	Other Provisions	Total Provisions
	CHF	CHF	CHF	CHF
Value at March 31, 2001	**6'461**	**–**	**1'437**	**7'898**
Acquisition of subsidiaries	1'578	–	1'345	2'923
Adjustments of fair value	–	–	354	354
Disposal of subsidiaries	(714)	–	–	(714)
Additional provision recorded	3'425	4'721	5'409	13'555
Unused amounts reversed	(88)	–	(174)	(262)
Utilized during the year	(1'923)	(426)	(3'749)	(6'098)
Exchange rate adjustments	(216)	–	(112)	(328)
Value at March 31, 2002	**8'523**	**4'295**	**4'510**	**17'328**

Of the above provisions some CHF 1.8 million are considered to be long-term (above one year) and the remainder short-term.

Warranty
The Company provides a 12 month warranty period on certain products and undertakes to repair or replace items that fail to perform satisfactorily. The provision reflects recent warranty claim levels and increased sales volumes.

Restructuring
In Fiscal Year 2002, the Company recorded restructuring charges totalling CHF 4.7 million associated with the "FIT-Together" initiative. These costs are primarily intended to cover charges associated with the downsizing of the facilities in Torrance, California (CHF 3.8 million) which have been recorded in the results of the S&E division.

Other
Other provisions include various items such as provisions for onerous purchase contracts and provisions in respect of legal cases.

For the years ended March 31, 2000, 2001 and 2002 (in thousands unless otherwise stated)

15. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases certain of its facilities and equipment under operating leases. The future minimum lease payments under operating leases at March 31, 2002 are as follows:

	CHF
2003	11'407
2004	9'592
2005	7'372
2006	5'183
2007	3'775
Thereafter	4'686
Total	**42'015**

Litigation

From time to time the Company is involved in legal actions and claims arising in the ordinary course of business. While the ultimate result of these claims cannot presently be determined, management does not expect that these matters will have a material adverse effect on the financial position, results of operations or cash flows of the Company.

Guarantees

The Company has entered into agreements for various performance bonds, customer guarantees and letters of credit amounted to CHF 17.2 million at March 31, 2000, CHF 11.5 million at March 31, 2001 and CHF 11.4 million at March 31, 2002.

Bills of Trade Discounted with Recourse

Bills of trade discounted with recourse under the normal course of business in Japan, France, Portugal and Hong Kong amounted to CHF 4.7 million at March 31, 2000, CHF 4.6 million at March 31, 2001, and CHF 7.0 million at March 31, 2002.

Capital Expenditure Commitments

The Company has entered into commitments (purchase orders) in respect of items of capital equipment totalling CHF 2.4 million at March 31, 2000, CHF 3.5 million at March 31, 2001, and CHF 1.0 million at March 31, 2002.

16. ACQUISITIONS

ERDAS, Inc.

On April 1, 2001 the Company acquired 100% of the shares of ERDAS, Inc. ("ERDAS") for USD 29.5 million in cash (CHF 51.9 million) and CHF 31.7 million in shares (equal to 62'762 shares). Based in Atlanta, Georgia, ERDAS is a pioneer and leader in remote sensing software, with a significant share of the global market. ERDAS offers a suite of software used to produce image-based maps for a variety of customers and applications. The software is based on modern technologies and is used on the ArcInfo V8 platform of Environmental Systems Research Inc. ("ESRI"), the Company's strategic partner. ArcInfo V8 is the same platform that the Group uses for GIS and surveying products.

ERDAS is reported within the business segment "GIS & Mapping". The acquired business contributed revenues of CHF 43.7 million and an operating loss of CHF 4.5 million (after goodwill amortization) to the Company in Fiscal Year 2002. The goodwill is amortized on a straight-line basis over its estimated useful life, which is assessed to be 10 years.

For the years ended March 31, 2000, 2001 and 2002 (in thousands unless otherwise stated)

LH Systems, LLC

On April 1, 2001 the Company acquired the remaining 50% of the outstanding shares of LH Systems for USD 15.0 million in cash (CHF 26.6 million) as well as the accompanying branch of Azimuth for USD 4.3 million (CHF 7.7 million). LH Systems is a pioneer and leader in aerial photography and sensing, as well as in photogrammetry, with a significant share of the global market. LH Systems offers a product line of aerial cameras and has recently introduced the first digital airborne sensor. In addition, LH Systems has, over the past 10 years, migrated from a distributor of analog/analytical photogrammetric equipment (manufactured by Leica Geosystems) to a distributor of digital photogrammetric software.

LH Systems is reported within the business segment "GIS & Mapping". The acquired business contributed revenues of CHF 55.2 million and an operating profit of CHF 0.7 million (after goodwill amortization) to the Company in Fiscal Year 2002. The goodwill is amortized on a straight-line basis over its estimated useful life, which is assessed to be 10 years.

Following is a summary of the key elements of all acquisitions:

	Note	FY 2002
		CHF
Cash paid		86'326
Fair value of shares issued		31'695
Aggregate purchase price		118'021
Acquisition expenses		985
Total purchase consideration		**119'006**
Fair value of net assets / liabilities acquired		(37'741)
Net book value of first investment in associates		7'137
Goodwill	**(7)**	**88'402**
Cash and cash equivalents		(17'860)
Receivables		(17'709)
Inventories		(8'392)
Other current assets		(3'052)
Property, plant and equipment, net	(6)	(3'399)
Other intangible assets	(8)	(20'421)
Payables		4'140
Other liabilities		28'952
Fair value of net (asset) / liabilities acquired		**(37'741)**
Total purchase consideration		119'006
Less fair value of shares issued		(31'695)
Less cash and cash equivalents in subsidiaries acquired		(17'860)
Cash outflow on acquisitions of fully *consolidated subsidiaries*		**69'451**
Cash paid for NovaLis share increase	(9)	1'156
Cash paid for MetricVision shares	(9)	1'681
Cash expended on acquisition		**72'288**

In Fiscal Year 2001, the Company acquired Laser Alignment and Cyra. The purchase consideration amounted to CHF 126.1 million, goodwill to CHF 115.7 million and cash outflow on acquisitions was CHF 65.4 million.

For the years ended March 31, 2000, 2001 and 2002 (in thousands unless otherwise stated)

17. SHAREHOLDERS' EQUITY

	Number of registered shares issued	Share capital	Share premium
	units	CHF	CHF
Balance at March 31, 2000	**7'500'000**	**75'000**	**-**
Reverse share split	1'500'000	-	-
Issuance of common stock due to the IPO	525'000	26'250	169'837
Issuance of shares – Cyra aquisition	118'513	5'926	49'775
Issuance of contingency shares	102'470	5'124	-
Elimination of contingency shares	*(102'470)*	*(5'124)*	-
Issuance of shares – share option scheme	18'944	946	982
Equity transaction expenses (net of tax)	-	-	(11'185)
Treasury shares movement	(282)	(14)	(92)
Balance at March 31, 2001	**2'162'175**	**108'108**	**209'317**
Reclassifications	-	-	(176'689)
Issuance of shares – ERDAS acquisition	62'762	3'138	28'557
Issuance of shares – Cyra option scheme	6'386	319	2'769
Issuance of shares – share option scheme	19'729	987	1'253
Treasury shares movement	49	2	183
Balance at March 31, 2002	**2'251'101**	**112'554**	**65'390**

On July 10, 2000, an Extraordinary General Meeting of the Company resolved to consolidate the par value of the shares by converting every 5 existing shares with a par value of CHF 10 (single Swiss Francs) each into 1 share with a par value of CHF 50 (single Swiss Francs). The Extraordinary General Meeting further resolved to increase the Company's capital to CHF 101.3 million through the issuance of 525'000 shares at a par value of CHF 50 (single Swiss Francs) each.

On July 12, 2000, Leica Geosystems Holdings AG completed its initial public offering within Switzerland, an offering to institutional investors elsewhere outside the United States, and an offering in the United States to qualified institutional buyers. The equity transaction expenses (CHF 11.2 million) are related to the IPO.

On February 19, 2001 the Board resolved to increase the Company's share capital under the authorized share capital by CHF 11.0 million by issuing 220'983 fully paid-up registered shares with a par value of CHF 50 (single Swiss Francs) each. Upon the increase of the share capital the Company purchased all shares of Cyra Technologies, Inc., Oakland, California, USA, so far as they were not yet held by Leica Geosystems AG, a subsidiary of the Company. 118'513 new shares were subscribed and fully paid up in connection with the merger agreement and transferred to the entitled former shareholders of Cyra Technologies. Also 59'534 new shares were subscribed and fully paid-up by Credit Suisse, St. Gallen, as Trustee in order to hedge the Company's potential obligations under the earn-out; such shares have been subscribed for and are being held by Credit Suisse who committed to only act in accordance with instructions given by the Board either to transfer the shares to the eligible Cyra Technologies shareholders for the purpose of the earn-out or, in case the earn-out milestones would not or just partially be achieved, to tender the remaining shares to the Company with the purpose of a capital decrease. A further 42'936 new shares were also subscribed and fully paid-up by Credit Suisse, St. Gallen, as Trustee in order to hedge the Company's potential obligations with respect to assumption of Cyra Technologies' options and warrants; such shares have been subscribed for and are being held by Credit Suisse who committed to transfer such shares to the eligible holder of options or warrants against payment of the exercise price exclusively in accordance with instructions given by the Board of the Company. The voting rights of the 102'470 shares will not be exercised and no dividend will be paid as long as these shares are held by the trustee.

The issuance of shares under the Cyra option scheme in Fiscal Year 2002 (6'386 number of shares) reflects the exercising of options from the contingency share pool held by the trustee.

On May 9, 2001 the Board resolved to increase the Company's share capital under the authorized share capital by CHF 3.1 million by issuing 62'762 fully paid-up registered shares with a par value of CHF 50 (single Swiss francs) each. Upon the increase of the share capital the Company purchased all shares of ERDAS Inc., Atlanta, Georgia, USA. The 62'762 new shares were subscribed and fully paid-up in connection with the merger agreement and transferred to the former shareholders of ERDAS.

For the years ended March 31, 2000, 2001 and 2002 (in thousands unless otherwise stated)

Options exercised during Fiscal Year 2002 resulted in 19'729 shares (2001: 18'944).

At the Company's Annual General Assembly in September 2001, the shareholders of Leica Geosystems Holdings, AG voted to transfer CHF 176.7 million of the Company's "Share Premium", i.e. paid in capital, to "Reserves".

The authorized and conditional capital as well as the significant shareholders are described in the Notes 3, 4 and 5 to the Statutory Financial Statements.

On March 31, 2002 the Company holds 233 shares in treasury.

18. SEGMENT INFORMATION

The Company implemented a new business segment structure on April 1, 2001 comprised of six operating divisions. As a result of this reorganization, the Company now records the sales and related operating results within the following business segments:

Surveying & Engineering Division – The Surveying & Engineering Division is largely comprised of the operations that previously made up the Surveying, Positioning and Guidance Systems (SPGS) business segment.

GIS & Mapping Division – The GIS & Mapping division is a newly created Division, comprised of the activities of ERDAS and LH Systems, two businesses acquired in Fiscal Year 2002, as well as certain other activities previously recorded in the SPGS and Special Products segments.

Consumer Products Division – The results of the Consumer Products Division were previously recorded in the Handheld Laser Measuring Systems (HLMS) segment.

Industrial Measurement Division – The results of the Industrial Measurement Division were previously reported under the Industrial Measurement Systems business segment.

New Businesses Division – The New Businesses Division is a newly created division and is 100% comprised of the results of Cyra Technologies.

The Company also reports a basket of activities within the following division:

Special Products Division – The Special Products Division is comprised of the following businesses:

- Defense Products — Supplies range-finding binoculars and surveying solutions to the defense and law enforcement markets.
- Third-party manufacturing – Principally manufactures components and products for the other business segments, as well as direct sales to external customers.
- GPS Marine – Provides GPS marine navigational systems.

Prior years have been restated.

For the years ended March 31, 2000, 2001 and 2002 (in thousands unless otherwise stated)

Business Segments	**Year ended March 31,**		
	2000	**2001**	**2002**
Sales to external customers:	CHF	CHF	CHF
Surveying & Engineering	318'708	380'643	428'520
GIS & Mapping	14'262	12'541	113'195
Consumer Products	43'600	58'251	47'826
Industrial Measurement	56'986	62'451	63'053
New Business	–	7'014	24'932
Total Segments	**433'556**	**520'900**	**677'526**
Special Products	104'989	118'487	109'741
Central Services	1'187	3'038	2'909
Total sales to external customers	**539'732**	**642'425**	**790'176**
Results by segment:			
Surveying & Engineering	33'140	45'889	48'235
GIS & Mapping	(684)	(2'147)	(6'599)
Consumer Products	7'445	7'948	716
Industrial Measurement	6'286	9'088	11'507
New Business	–	(816)	(80'370)
Total Segments	**46'187**	**59'959**	**(26'511)**
Special Products	10'821	19'771	12'166
Central Services	(20'373)	(23'163)	(24'061)
Total operating profit/(loss)	**36'635**	**56'567**	**(38'406)**
Net income/(loss) from associated companies:			
Surveying & Engineering	–	23	–
GIS & Mapping	3'043	2'932	(187)
Consumer Products	–	–	–
Industrial Measurement	–	–	(103)
New Business	–	(3'954)	–
Total Segments	**3'043**	**(999)**	**(290)**
Special Products	–	–	345
Central Services	27	–	23
Total net income/(loss) from associated companies	**3'070**	**(999)**	**78**
Depreciation and amortization by segment:			
Surveying & Engineering	(11'752)	(13'591)	(17'741)
GIS & Mapping	(83)	(435)	(17'248)
Consumer Products	(619)	(2'451)	(3'301)
Industrial Measurement	(1'454)	(1'953)	(2'593)
New Business	–	(1'294)	(73'549)
Total Segments	**(13'908)**	**(19'727)**	**(114'432)**
Special Products	(4'528)	(6'811)	(6'003)
Central Services	(15'516)	(15'407)	(15'203)
Total depreciation and amortization by segment	**(33'952)**	**(41'945)**	**(135'638)**

The New Business segment includes a goodwill impairment charge of CHF 58.0 million in Fiscal Year 2002. Central Services includes goodwill amortization (not allocated to segments) of CHF 7.1 million for the years ended March 31, 2002, 2001 and 2000.

For the years ended March 31, 2000, 2001 and 2002 (in thousands unless otherwise stated)

	March 31, 2000	March 31, 2001	March 31, 2002
	CHF	CHF	CHF
Assets by segment:			
Surveying & Engineering	184'286	251'599	228'908
GIS & Mapping	2'755	16'777	150'484
Consumer Products	27'496	33'507	31'169
Industrial Measurement	36'267	36'771	41'028
New Business	–	122'893	59'558
Total Segments	**250'804**	**461'547**	**511'147**
Special Products	103'970	108'978	105'019
Central Services	52'586	50'002	43'936
Total assets by segment	**407'360**	**620'527**	**660'102**
Reconciliation of Segment Assets to Consolidated Balance Sheets:			
Financing assets:			
Goodwill (not allocated to segments)	131'618	124'502	117'385
Deferred tax	12'260	13'933	29'670
Total consolidated assets	**551'238**	**758'962**	**807'157**
Business segment current liabilities:			
Surveying & Engineering	52'212	62'597	58'801
GIS & Mapping	2'092	1'095	30'866
Consumer Products	5'548	7'509	7'104
Industrial Measurement	8'965	9'099	9'142
New Business	–	6'253	6'153
Total Segments	**68'817**	**86'553**	**112'066**
Special Products	37'793	41'979	49'063
Central Services	30'866	26'057	21'495
Total business segment current liabilities	**137'476**	**154'589**	**182'624**
Reconciliation of Segment Current Liabilities to Consolidated Balance Sheets:			
Short-term debt	2'003	1'513	4'536
Total consolidated current liabilities	***139'479***	***156'102***	***187'160***

	Year ended March 31, 2000	Year ended March 31, 2001	Year ended March 31, 2002
Capital expenditure by segment:	CHF	CHF	CHF
Surveying & Engineering	15'029	44'476	19'240
GIS & Mapping	45	78	120'030
Consumer Products	2'654	3'543	4'172
Industrial Measurement	3'591	3'277	7'958
New Business	–	90'549	11'009
Total Segments	**21'319**	**141'923**	**162'409**
Special Products	4'651	9'280	4'241
Central Services	4'926	5'118	4'381
Total, including goodwill	**30'896**	**156'321**	**171'031**

The above table includes capital expenditure on plant, property and equipment, product and SAP R/3 development costs, and goodwill. Goodwill from fully consolidated acquisitions is assigned to the respective segments.

For the years ended March 31, 2000, 2001 and 2002 (in thousands unless otherwise stated)

Geographic Segments	March 31, 2000	2001	2002
	CHF	CHF	CHF
Sales by geographic segment:			
Switzerland	69'222	85'157	53'968
Rest of Europe	239'933	258'895	326'959
United States	97'897	131'034	200'349
Rest of Americas	25'190	35'084	42'423
Asia Pacific	94'191	96'878	119'406
Other	13'299	35'377	47'071
Total sales by geographic segment	**539'732**	**642'425**	**790'176**
Assets by geographic segment:			
Switzerland	220'473	232'359	247'668
Rest of Europe	76'126	93'197	83'978
United States	61'503	238'662	278'505
Rest of Americas	9'316	11'179	8'994
Asia Pacific	39'942	45'130	40'957
Total assets by geographic segments	**407'360**	**620'527**	**660'102**
Reconciliation of Segment Assets to Consolidated Balance Sheets:			
Financing assets:			
Goodwill (not allocated to segments)	131'618	124'502	117'385
Deferred tax	12'260	13'933	29'670
Total assets consolidated	**551'238**	**758'962**	**807'157**

	Year ended March 31, 2000	2001	2002
Capital expenditure by geographic segment:	CHF	CHF	CHF
Switzerland	25'912	31'622	39'527
Rest of Europe	1'169	1'538	1'752
United States	1'924	4'148	38'642
Rest of Americas	187	191	95
Asia Pacific	1'704	3'145	1'716
Total capital expenditure, excluding goodwill	30'896	40'644	81'732
Goodwill, United States	–	115'677	89'299
Total capital expenditure, including goodwill	**30'896**	**156'321**	**171'031**

The above table includes capital expenditure on plant, property and equipment, on product and SAP R/3 development costs, and on goodwill.

For the years ended March 31, 2000, 2001 and 2002 (in thousands unless otherwise stated)

19. FINANCE COSTS

	Year ended March 31,		
	2000	2001	2002
	CHF	CHF	CHF
Interest income	**242**	**676**	**574**
Interest expense:			
Revolving Credit Facility	(4'570)	(6'673)	(9'308)
Senior Subordinated Loan Facility	(3'211)	–	–
9 7/8% Notes	(12'409)	(12'017)	(9'368)
Vendor Note	(3'032)	(918)	–
Amortization of discount on Vendor Note	(953)	(302)	–
Other	(45)	(10)	(126)
Total interest expense	**(24'220)**	**(19'920)**	**(18'802)**
Debt acquisition, issuance and share offering costs:			
Amortization of debt acquisition cost – Revolving Credit Facility	(984)	(1'899)	(2'204)
Amortization of debt acquisition cost – Senior Subordinated Loan Facility	(4'700)	–	–
Amortization of debt issuance cost – 9 7/8% Notes	(469)	(490)	(391)
Write-off of capitalized discount on Vendor Note	–	(34'541)	–
Premium, fees and write-off related to 35% repayment of 9 7/8% Notes	–	(9'239)	–
Fees related to share offering	–	(7'746)	(190)
Total debt acquisition, issuance and share offering costs	**(6'153)**	**(53'915)**	**(2'785)**
Foreign exchange gains on borrowings	**74**	**6'047**	**6'215**
Total finance costs	**(30'057)**	**(67'112)**	**(14'798)**

20. TAXES ON INCOME

	Year ended March 31,		
	2000	2001	2002
	CHF	CHF	CHF
Current taxes:			
Domestic	(7'463)	1'289	(1'768)
Foreign	(2'182)	(2'579)	(5'499)
Total current taxes	**(9'645)**	**(1'290)**	**(7'267)**
Deferred taxes:			
Domestic	(712)	(2'051)	(2'847)
Foreign	3'185	6'896	7'990
Total deferred taxes	**2'473**	**4'845**	**5'143**
Total income tax benefit/(expense)	**(7'172)**	**3'555**	**(2'124)**

Applying the maximum tax rate of 25% (equal to prior year rates) at the Company's headquarter location (Leica Geosystems AG, Heerbrugg, Switzerland) to the loss before income tax of CHF 53.1 million, an expected tax benefit of CHF 13.3 million results.

For the years ended March 31, 2000, 2001 and 2002 (in thousands unless otherwise stated)

	Year ended March 31,		
	2000	2001	2002
	CHF	CHF	CHF
Maximum tax rate for Heerbrugg, Switzerland	**25%**	**25%**	**25%**
Income tax benefit/(expense), at maximum rate	(2'412)	2'886	13'282
Effect of taxes at rates other than maximum rate	469	(1'748)	18'274
Non-tax deductible expenses (incl. goodwill amortization)	(1'729)	(3'865)	(33'350)
Taxes saved by use of fully provided tax losses	578	3'739	621
Change in valuation allowances on deferred tax assets	(4'821)	(646)	(3'034)
Effect of changes in tax rate and legislation	1'985	254	1'083
Tax related to other periods	(1'555)	495	74
Other	313	2'440	926
Income tax benefit/(expense)	**(7'172)**	**3'555**	**(2'124)**

Net taxes directly recorded in equity amounted to CHF 0.03 million in Fiscal Year 2002 (2001: CHF 1.7 million).

Deferred tax assets and liabilities arise due to differences between Group and tax valuations in the following balance sheet items:

	March 31,					
	2000		2001		2002	
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	CHF	CHF	CHF	CHF	CHF	CHF
Losses carried forward	11'389	–	15'377	–	25'689	–
Intangible assets	2'071	7'747	2'748	9'346	1'655	21'432
Property, plant and equipment	622	25'467	618	15'897	957	13'532
Inventories	6'906	4'910	9'497	5'250	6'889	2'800
Provisions and pension obligations	3'818	23	4'108	46	5'256	276
Other items	1'766	656	2'126	1'567	4'743	2'652
Total	**26'572**	**38'803**	**34'474**	**32'106**	**45'189**	**40'692**
Valuation allowance	(6'136)	–	(14'372)	–	(13'842)	–
Offset of assets and liabilities	(8'176)	(8'176)	(6'169)	(6'169)	(1'677)	(1'677)
Total deferred taxes	**12'260**	**30'627**	**13'933**	**25'937**	**29'670**	**39'015**

At March 31, 2002, the Company had tax losses carried forward totalling CHF 62.8 million (2001: CHF 46.6 million, 2000: CHF 35.6 million) with a tax value of CHF 24.8 million (2001: CHF 15.4 million, 2000: CHF 11.4 million). Of these, CHF zero expire by March 2005 and CHF 36.0 million by March 2009. The remaining CHF 26.8 million may be utilized after March 2009. A valuation allowance against certain of these tax loss carry forwards has been recorded.

21. STATEMENT OF INCOME

The statement of income has been prepared using the activity based income statement presentation method. The costs of sales, selling, general and administrative expenses include the following costs:

	Year ended March 31,		
	2000	2001	2002
	CHF	CHF	CHF
Staff costs	219'455	257'126	314'486
Depreciation and amortization (*)	33'952	41'945	135'638

(*) Goodwill impairment of CHF 58.0 million included in Fiscal Year 2002.

For the years ended March 31, 2000, 2001 and 2002 (in thousands unless otherwise stated)

22. PENSION OBLIGATIONS

The most important defined benefit pension plans of Leica Geosystems are offered to its employees in Switzerland and the United States of America. In addition the Company maintains its early retirement plan to allow Swiss employees to elect early retirement at their option. This plan is not funded and a provision has therefore been recorded based on an actuarial assessment of the plan.

The principal assumptions applied to prepare actuarial valuations of the defined benefit plans are as follows:

	Year ended March 31,		
	2000	**2001**	**2002**
	%	%	%
Assumptions (weighted average):			
Discount rate	3.56	4.04	4.04
Investment return	5.08	5.02	5.03
Salary inflation	2.06	2.03	2.03
Pension increases	1.02	0.96	0.99

The components of the benefit obligation are as follows:

	Year ended March 31,		
	2000	**2001**	**2002**
	CHF	CHF	CHF
Change in benefit obligation:			
Pension Benefit Obligation (PBO) at beginning of the year	474'458	441'654	467'699
Service cost	19'057	16'963	18'475
Interest cost	16'815	17'867	18'027
Acquisition and disposal of subsidiaries	–	–	(21'786)
Amendments and settlements	(7'877)	719	(1'986)
Actuarial (gain)/loss	(25'580)	29'127	9'399
Benefits paid	(35'729)	(38'700)	(30'756)
Translation differences	510	69	(248)
Pension Benefit Obligation at end of year	**441'654**	**467'699**	**458'824**

	Year ended March 31,		
	2000	**2001**	**2002**
	CHF	CHF	CHF
Change in plan assets:			
Fair value of plan assets at beginning of year	452'019	454'295	443'726
Actual return on plan assets	29'063	9'085	(5'632)
Employer contribution	11'417	12'084	11'287
Plan participants' contribution	6'337	6'506	6'598
Acquisition and disposal of subsidiaries	–	–	(20'217)
Amendments and settlements	(9'091)	381	(66)
Benefits paid	(35'729)	(38'700)	(30'756)
Translation differences	279	75	(167)
Fair value of plan assets at end of year	**454'295**	**443'726**	**404'773**

	Year ended March 31,		
	2000	**2001**	**2002**
	CHF	CHF	CHF
Funded status:			
Funded status at year end	12'641	(23'973)	(54'051)
Unrecognized net actuarial (gain)/loss	(38'942)	3'751	37'738
Unrecognized prior service cost	4'800	4'360	3'410
Accrued benefit cost	**(21'501)**	**(15'862)**	**(12'903)**

For the years ended March 31, 2000, 2001 and 2002 (in thousands unless otherwise stated)

	Year ended March 31, 2000	2001	2002
	CHF	CHF	CHF
Amounts recognized in the balance sheet:			
Defined benefit pension plans (accrual)	(21'501)	(15'862)	(12'903)
Other post retirement benefits	(1'474)	(1'984)	(2'201)
Pension obligations	**(22'975)**	**(17'846)**	**(15'104)**

	Year ended March 31, 2000	2001	2002
	CHF	CHF	CHF
Benefit cost:			
Service cost	19'057	16'963	18'475
Interest cost	16'815	17'867	18'027
Expected return on plan assets	(22'827)	(22'855)	(21'304)
Amortization of prior service cost	440	440	440
Amortization of transition obligation	–	267	–
Recognized actuarial (gain)/loss	(376)	(4)	187
Plan participants' contributions	(6'337)	(6'506)	(6'598)
Loss on plan settlement	1'272	–	–
Net periodic pension benefit cost	**8'044**	**6'172**	**9'227**

In addition to the above plans, the Company sponsors defined contribution plans in various countries.

23. STOCK OPTION PLANS

Exercise price (in Swiss francs)	Outstanding options at March 31, 2001	Numbers granted in FY02	Exercised numbers in FY02	Lapsed or cancelled in FY02	Outstanding options at March 31, 2002	Thereof vested at March 31, 2002
81	**36'588**	–	(6'386)	(813)	**29'389**	23'046
100	**80'995**	–	(15'793)	13	**65'215**	65'215
120	**17'530**	–	(3'200)	–	**14'330**	14'330
366	**–**	71'122	–	(306)	**70'816**	–
375	**39'991**	–	(736)	(1'882)	**37'373**	8'759
429	**6'203**	–	–	(326)	**5'877**	1'287
Total	**181'307**	**71'122**	**(26'115)**	**(3'314)**	**223'000**	**112'637**

In connection with the Leica Geosystems Group Acquisition, the Company adopted an employee equity incentive plan providing for the purchase by directors, executives and other employees of LGSN shares and for the grant of options to purchase shares. The plan is administered by the Personnel and Organization committee of the Board of Directors. All options automatically vested upon completion of the initial public offering. Certain of the options granted in March 2000 did not vest automatically upon completion of the initial public offering, but vested instead in December 2001. Subject to certain limitations, all vested options may be exercised at any time prior to October 2005. Shares acquired by employees under the 1998 plan will be newly issued by the Company out of conditional capital. The numbers in the above table have been adjusted to reflect the 5:1 reverse stock split implemented prior to the initial public offering.

In June 2000, the Company adopted a new employee equity incentive plan (the "2000 Employee Plan"). The 2000 Employee Plan is administered by the Personnel and Organization committee of the Board of Directors. Except as otherwise determined by the Personnel and Organization committee, under the 2000 Employee Plan, it is intended to grant, over two years, options to directors and employees to purchase shares. Each grant will vest in equal annual tranches over a four-year term, will remain in effect for seven years from the date of grant until they lapse and will have an exercise price at or near the market price of the shares on the date the option is granted. On July 11, 2000, pursuant to the 2000 Employee Plan, the Company granted options to directors and employees to purchase up to 40'640 shares, following completion of the initial public offering, with an exercise price equal to CHF 375, the

For the years ended March 31, 2000, 2001 and 2002 (in thousands unless otherwise stated)

offer price of the initial public offering. The 2000 Employee Plan includes customary provisions in respect of accelerated vesting and lapsing of options upon termination of employment, retirement, death and disability. Shares acquired by employees under the 2000 Employee Plan will either be newly issued by the Company under the conditional capital or purchased in open market transactions.

Upon completion of the recent acquisition of Cyra Technologies (in Fiscal Year 2001), the Company assumed Cyra Technologies' previous stock option plan. Outstanding options to acquire Cyra Technologies shares were automatically converted in options to acquire up to an aggregate of 42'935 of LGSN shares, at exercise prices ranging from CHF 81 to CHF 429 per share. Options in respect of approximately 24'333 shares are vested at March 31, 2002. In order to hedge potential obligations upon exercise of these former Cyra Technologies options, 42'935 new shares were subscribed for by Credit Suisse in February 2001 in a fiduciary capacity.

In April 2001, the Company adopted an equity incentive plan similar to the "2000 Employee Plan". At March 31, 2002, 44'016 options at an exercise price of CHF 366 are outstanding related to this plan. None of these options are vested. Furthermore in April 2001 the Company issued a performance stock option plan (the "PSOP") for executive officers' and members of the board of directors. The PSOP is supporting the achievement of long term strategic targets based on the financial midterm plans of Fiscal Years 2002 to 2005. At March 31, 2002, 26'800 options are outstanding at an exercise price of CHF 366. None of these options are vested.

24. RELATED PARTY TRANSACTIONS

ASSOCIATED COMPANIES

During the year ended March 31, 2001, the Company effected certain transactions at arms length with its non-consolidated associated company LH Systems LLC, as follows: Sales of products and services of CHF 3.4 million (2000: CHF 11.3 million) as well as purchases of products and services of CHF 6.9 million (2000: CHF 4.6 million). In Fiscal Year 2002 LH Systems became a fully consolidated subsidiary (see notes 9 and 16).

At July 1, 2001 SwissOptic has been reclassified to investments in associates as described in notes 9 and 26. Since then the Company has effected certain transactions at arms length as follows: Sales of products and services of CHF 2.9 million as well as purchases of products and services of CHF 16.6 million.

EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

The non-executive members of the Board of Directors of the Company received in Fiscal Year 2002 directors fees of CHF 0.4 million (2001: CHF 0.4 million) per annum plus costs and expenses incurred in connection with their serving as members of the Board. The directors' fees includes 1'591 share options. In addition certain members of the Board have been granted 3'500 (2001: 4'381) share options. By March 31, 2002, 6'230 (2001: 2'892) Board member options had vested. Certain restrictions apply to the Board members' rights to sell their shares or exercise or sell their options.

For Fiscal Year 2002, the executive director and corporate management compensation aggregated CHF 4.3 million (2001: CHF 2.9 million) in salaries and bonus payments, comprised of CHF 3.7 million (2001: CHF 2.2 million) and CHF 0.6 million (2001: CHF 0.7 million) respectively, and aggregated CHF 0.2 million (2001: CHF 0.1 million) in pension contributions.

At March 31, 2002, the non-executive directors and corporate management owned 71'490 (2001: 28'199) options of which 34'221 (2001: 24'521) are vested.

For the years ended March 31, 2000, 2001 and 2002 (in thousands unless otherwise stated)

25. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the net profit available for shareholders by the weighted average number of ordinary shares outstanding and issued during the year, excluding the number of shares purchased by the Company and held as treasury shares.

	Year ended March 31,		
	2000	2001	2002
	CHF	CHF	CHF
Net income/(loss) attributable to shareholders	2'476	(7'989)	(55'250)
Weighted average number of ordinary shares in issue (*)	1'500	1'887	2'240
Basic earnings per share (single Swiss francs per individual share)	1.65	(4.23)	(24.67)

(*) Restated by reverse share split (5:1)

For the share options, a calculation is done to determine the number of shares that could have been acquired at market price. The calculation serves to calculate the extent of the dilutive effect. No adjustments are made to net profit for this options calculation.

	Year ended March 31,		
	2000	2001	2002
	CHF	CHF	CHF
Net income/(loss) attributable to shareholders	2'476	(7'989)	(55'250)
Weighted average number of ordinary shares in issue (*)	1'500	1'887	2'240
Adjustment for share options	74	–	–
Weighted average number of ordinary shares for diluted earnings per share	1'574	1'887	2'240
Diluted earnings per share	1.58	(4.23)	(24.67)

(*) Restated by reverse share split (5:1)

For the diluted earnings per share the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potentially dilutive ordinary shares (see Note 23). The Company has share options granted to management and employees which qualify as potentially dilutive ordinary shares.

Leica Geosystems Holdings AG paid no dividends in Fiscal Year 2000, 2001 or 2002.

For the years ended March 31, 2000, 2001 and 2002 (in thousands unless otherwise stated)

26. DISPOSAL OF SUBSIDIARIES

On July 18, 2001, the Company reached an agreement with the German company, Berliner Glas KG Herbert Kubatz GmbH & Co, whereby Berliner Glas KG acquired 75% of the shares of previously wholly-owned manufacturing subsidiary, SwissOptic AG. Under the terms of this agreement, retroactive to July 1, 2001, Leica Geosystems retains a 25% ownership interest in SwissOptic, together with statutory minority rights.

SwissOptic AG is one of the leading Swiss suppliers of precision optics components and solutions. With 180 employees, SwissOptic achieved sales of CHF 38.0 million for the year ended March 31, 2001.

Prior to the change in ownership nearly half of these sales were generated from customers outside the Leica Geosystems group of companies. In quarter one of the Fiscal Year 2002, consolidated third party sales were CHF 4.4 million. SwissOptic forms part of the Special Products Division pre- and post-ownership change.

The financial impact of this transaction is summarized below:

	CHF
Cash and cash equivalents	(94)
Receivables	(3'069)
Inventories	(8'260)
Other current assets	(4'793)
Property, plant and equipment, net	(6'669)
Other non-current assets	(18)
Payables	1'698
Other liabilities	12'936
Fair value of net (asset) / liabilities (100%)	**(8'269)**
Thereof 75%	**(6'202)**
Gain on disposal of SwissOptic (75%) before tax	**1'578**
Net disposal consideration	7'780
Less non-cash disposal consideration items	433
Less cash and cash equivalents in subsidiary disposed	(94)
Disposal of subsidiary, net of cash	**8'119**

The gain on disposal of subsidiaries is included in "Other Operating Income".

See also Note 9 (Investments in associates).

For the years ended March 31, 2000, 2001 and 2002 (in thousands unless otherwise stated)

27. DIFFERENCES BETWEEN IAS AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The accompanying consolidated financial statements have been prepared in accordance with IAS, which, as applied by the Company, differ in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP"). Such differences involve methods for measuring the amounts shown in the financial statements, as well as the disclosures contained within the financial statements. The effects of the application of U.S. GAAP to net income/(loss) and shareholders' equity are set out in the tables below:

	Notes	Year ended March 31, 2000	2001	2002
		CHF	CHF	CHF
Net income/(loss) under IAS		**2'476**	**(7'989)**	**(55'250)**
U.S. GAAP adjustments:				
Research and development in process	(i)	–	(219)	–
Amortization of goodwill	(i)	5'672	6'038	9'471
Amortization of other intangible assets	(i)	(5'688)	(7'218)	(14'147)
Impairment of Goodwill	(i)	–	–	57'953
Forward exchange contracts	(ii)	(3'272)	2'802	–
Capitalization of software development costs	(iii)	(2'485)	(2'491)	(96)
Amortization of software development costs	(iii)	(2'879)	(1'167)	(418)
Capitalization of hardware development costs	(iv)	(9'967)	(10'300)	(28'956)
Amortization of hardware development costs	(iv)	4'014	8'668	10'702
Stock-based compensation	(v)	(267)	(8'124)	(7'125)
Equity transaction expenses	(vi)	–	7'096	–
Deferred tax effect on U.S. GAAP adjustments		6'771	2'726	10'871
Net income/(loss) reported under U.S. GAAP		**(5'625)**	**(10'178)**	**(16'995)**
Basic loss per share under U.S. GAAP		**(3.75)**	**(5.39)**	**(7.59)**
Diluted loss per share under U.S. GAAP		**(3.75)**	**(5.39)**	**(7.59)**
Shares used in computing basic and diluted loss per share under U.S. GAAP		**1'500**	**1'887**	**2'240**

	Notes	March 31, 2000	2001	2002
		CHF	CHF	CHF
Shareholders' equity under IAS		**129'769**	**363'674**	**332'275**
U.S. GAAP adjustments:				
Acquisition accounting	(i)	(8'362)	(9'761)	43'516
Forward exchange contracts	(ii)	(3'328)	(526)	–
Software development costs	(iii)	(1'910)	(5'568)	(6'082)
Hardware development costs	(iv)	(23'755)	(25'387)	(43'641)
Stock-based compensation	(v)	(267)	(7'367)	(14'492)
Deferred tax effect on U.S. GAAP adjustments		(15'483)	(11'361)	(490)
Total U.S. GAAP adjustments		**(53'105)**	**(59'970)**	**(21'189)**
Shareholders' equity reported under U.S. GAAP		**76'664**	**303'704**	**311'086**

A summary of the principal differences and additional disclosures applicable to the Company are set out below:

(i) Acquisition Accounting

In accordance with IAS 22 (revised 1998), the difference between the purchase price and the aggregate fair value of tangible and intangible assets and liabilities acquired in a business combination is capitalized as goodwill and amortized over its useful life, not to exceed 20 years. Intangible assets are only

For the years ended March 31, 2000, 2001 and 2002 (in thousands unless otherwise stated)

recognized when the Company can rent, sell, exchange, or distribute the assets without disposing of the future economic benefits associated with those assets.

U.S. GAAP requires the application of the purchase method of accounting to the Company's acquisition transactions, in which the cost of an investment is assigned to the tangible and identifiable intangible assets acquired and liabilities assumed on the basis of their fair values at the date of acquisition. Any excess of cost over fair value of net assets acquired is recorded as goodwill, which is then amortized over its expected useful economic life, not to exceed 40 years. Goodwill arising on acquisition of the Acquisition (i.e. Leica Goodwill) on October 1998 was CHF 28.9 million under U.S. GAAP.

The following represents the allocation of the purchase price to the net assets acquired in the Acquisition in accordance with U.S. GAAP:

Total purchase price:	**CHF**
Operating business	298'700
Acquisition costs	8'300
	307'000
Less: Historical invested equity	(109'794)
Excess of total purchase price over historical net assets	197'206
Less: Fair value adjustments to the historical net assets	
Research and development – In process	31'200
License agreements	46'300
Inventories	41'800
Property, plant and equipment	40'700
Patents	36'600
Dealer network	15'000
Other intangibles	7'200
Pension liabilities	(4'730)
Deferred taxes	(45'717)
Excess of total purchase price over fair value of historical adjusted net assets	**(28'853)**

An additional amount of CHF 77.9 million was recorded in conjunction with the Cyra acquisition during Fiscal Year 2001 under the purchase method of accounting in accordance with U.S. GAAP. The net fair values of assets acquired consisted of cash (CHF 6.2 million), trade accounts receivable (CHF 4.6 million), inventories (CHF 5.5 million), tangible fixed assets (CHF 1.9 million), other intangible assets (CHF 30.0 million), other assets (CHF 0.3 million), trade payables and accrued liabilities (CHF 8.5 million), stock option liability (CHF 6.8 million), long term financial debts (CHF 8.7 million) and other liabilities (CHF 3.2 million). In addition, the Company incurred accumulated losses of CHF 3.0 million since April 1, 2000 until February 21, 2001.

During Fiscal Year 2002, an additional amount of CHF 51.8 million and CHF 11.9 million of goodwill was recorded in conjunction with the ERDAS and LH Systems (incl. Azimuth) acquisitions, respectively under the purchase method of accounting in accordance with U.S. GAAP. For ERDAS, the net fair value of assets acquired consisted of cash (CHF 10.6 million), accounts receivable, net (CHF 8.5 million), inventories (CHF 0.6 million), other current assets (CHF 1.7 million), tangible fixed assets (CHF 2.0 million), other intangible assets (CHF 33.0 million), trade payables (CHF 1.1 million), and other liabilities (CHF 22.5 million). For LH Systems (incl. Azimuth), the net fair value of assets acquired consisted of cash (CHF 7.3 million), accounts receivable, net (CHF 9.2 million), inventories (CHF 7.8 million), other current assets (CHF 1.3 million), tangible fixed assets (CHF 1.4 million), other intangible assets (CHF 23.3 million), trade payables (CHF 3.1 million), other liabilities (CHF 24.8 million).

For the purpose of the reconciliation to U.S. GAAP, goodwill related to the Acquisition and Cyra, ERDAS and LH Systems acquisitions are generally being amortized through the consolidated statements of income on a straight-line basis over the estimated useful life of the corresponding acquisition, ranging from 10 to 20 years. Identified intangible assets are amortized over their estimated useful lives ranging from three to 40 years. Acquired research and development in-process is immediately expensed under U.S. GAAP, which is not allowed under IAS.

Under IAS, goodwill impairment exists and is expensed based on the carrying value of the assets in excess of the future discounted net cash flows estimates. U.S. GAAP, SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," provides that an impairment is evaluated based on expectations of undiscounted cash flows. This test according to U.S. GAAP determined that in Fiscal Year 2002 no impairment has occurred and no impairment charges were recognized.

For the years ended March 31, 2000, 2001 and 2002 (in thousands unless otherwise stated)

(ii) Forward Exchange Contracts

The Company historically has entered into forward foreign exchange contracts that are intended to fix the exchange rate on certain anticipated intercompany sales and purchases. Such contracts have maturities of up to one year.

IAS 39 "Financial Instruments: Recognition and Measurement" requires all financial assets and financial liabilities to be recognized on the balance sheet, including all derivatives. They are initially measured at cost, which is the fair value or whatever was paid or received to acquire the financial asset or liability. Subsequent to initial recognition, all financial assets are measured at fair value except for certain specified exceptions. After acquisition, most financial liabilities are measured at original recorded amount less principal repayments and amortization. For those financial assets and liabilities that are remeasured to fair value, the Company can either recognize the adjustment in the income statement or in equity until the asset is sold.

Upon adoption of the standard on April 1, 2001, the Company recorded a one-time net of tax debit to retained earnings for the initial adoption of IAS 39 totalling CHF 0.4 million (including CHF 0.1 million of tax effect) related to net unrealized gains and losses on foreign exchange contracts.

Statement of Financial Accounting Standards 133, "Accounting for Derivative Financial Instruments" (SFAS 133), as amended by SFAS No. 137 and No. 138 requires all derivative instruments to be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income.

Prior to the adoption of IAS 39, the Company applied hedge accounting whereby gains and losses on forward exchange contracts were recognized only when the underlying transactions were settled. For U.S. GAAP purposes, under SFAS No. 80 "Accounting for Future Contracts", these foreign exchange contracts did not qualify for hedge accounting. Accordingly, under U.S. GAAP, foreign currency forward contracts purchased by the Company were marked to market at the balance sheet date, with the resulting profit or loss recognized in the consolidated statements of income, which resulted in an IAS / U.S. GAAP reconciling adjustment.

(iii) Software Development Costs

The Company applies IAS 38, "Intangible Assets" which requires capitalization of software development costs if the Company can demonstrate that the assets will generate probable future economic benefits. Costs to obtain new technology, and to search for, design or evaluate project alternatives are expensed as incurred. Costs to design, develop and test software are capitalized. Capitalized software costs are amortized on a straight-line basis, beginning when the products are available for use.

Under U.S. GAAP, the costs related to the conceptual formulation and design of software products and other costs incurred prior to establishment of the technological feasibility are expensed as product development costs. Costs incurred subsequent to establishment of the technological feasibility of software products are capitalized in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed". Amortization of capitalized software costs, which begins when products are available for general release to customers, is calculated based on the ratio of current period revenues to expected total revenues over the life of the product or on a straight-line basis.

Software development costs under U.S. GAAP consist of the following:

	CHF
Net amount capitalized at March 31, 1999	**5'848**
Gross amount capitalized	1'745
Amortization expense	(3'501)
Net amount capitalized at March 31, 2000	**4'092**
Acquisition of subsidiaries	3'802
Gross amount capitalized	5'961
Amortization expense	(2'882)
Net amount capitalized at March 31, 2001	**10'973**
Acquisition of subsidiaries	10'864
Gross amount capitalized	11'557
Amortization expense	(7'755)
Net amount capitalized at March 31, 2002	**25'639**

For the years ended March 31, 2000, 2001 and 2002 (in thousands unless otherwise stated)

(iv) Hardware Development Costs

The Company applies IAS 38, "Intangible Assets" which requires capitalization of hardware development costs if the Company can demonstrate that the assets will generate probable future economic benefits. Under U.S. GAAP, these costs must be expensed as incurred.

(v) Stock-based Compensation

The Company does not account for stock-based compensation, as it is not required under IAS. Under U.S. GAAP, the Company applies SFAS No. 123, "Accounting for Stock-Based Compensation" and related interpretations in accounting for its plans. As described in Note 23, the Company has four plans that are subject to measurement under SFAS No. 123, the 1998 Employee Incentive Equity Participation Plan, the 2000 Stock Option Plan, which includes options converted under the 1996 Cyra Stock Option Plan (the "Plans"), the 2002 Stock Option Plan and the 2002 Performance Stock Option Plan. Compensation expense is computed based on the fair value of the options at the grant date and is recognized over the vesting period. Initial accruals of compensation cost for stock option grants with vesting terms contingent on meeting a performance condition are based on the Company's best estimate of the outcome of the performance condition. Total compensation expense recorded under U.S. GAAP for 2000, 2001 and 2002 was CHF 0.3 million, CHF 7.1 million and CHF 7.1 million, respectively. The Company authorized 266,842 and 247,113 shares for grants of stock options or other equity instruments in 2001 and 2002 respectively.

In conjunction with the initial public offering on July 12, 2000, 105'125 options were accelerated and became immediately vested. As a result, CHF 5.7 million and CHF 0.7 million was recorded as compensation expense under U.S. GAAP during Fiscal Year 2001 and 2002, respectively.

On April 4, 2001, the Company granted 44,322 employee stock options under the 2002 Stock Option Plan ("SOP") at an exercise price of CHF 366 to employees. The contractual term of the options granted under the SOP was 7 years. The Company recorded compensation expense of CHF 2.8 million in 2002 related to the SOP.

On April 4, 2001, the Company also granted 26,800 performance stock options under the 2002 Performance Stock Option Plan ("PSOP") at an exercise price of CHF 366 to directors and certain members of management. The contractual term of the options granted under the PSOP is 10 years. Contingent on meeting certain EBIT and sales targets, the options vest over the 4 year vesting period. Each of the two targets, EBIT and sales, represent 50% of the annual vesting, which will take place if the target is achieved for 100% or cumulatively if the cumulative targets over 2, 3 or 4 year are achieved 100%. The Company estimates it will achieve the performance criteria outlined in this plan and expects all unforfeited options will vest based on the vesting schedule above. The Company recorded compensation expense of CHF 1.7 million in 2002 related to the PSOP.

In addition to the stock option plans mentioned above, the Company also entered into a stock purchase plan that allowed eligible employees to purchase stock at a 20% discount of the initial offering price. During 2001, 13'649 shares were purchased by employees at a discounted price of CHF 300 per share. The market value for these shares was CHF 375 at the date of purchase and as a result, CHF 1.0 million of compensation expense was incurred during Fiscal Year 2001 under U.S. GAAP. Under IAS, these costs, net of tax are deducted directly from shareholders' equity.

Fair values are estimated using the Black-Scholes option pricing model, based on the following assumptions:

	2000	2001	2002
Dividend yield	0%	0%	0%
Expected volatility	0%	45.6%	83.8%
Risk-free interest rate	3.8%	3.1%	3.0%
Expected life	3 Years	4.5 Years	5.5 Years

The weighted average fair values for stock options granted were CHF 272.70, CHF 197.40 and CHF 256.82 during 2000, 2001, and 2002, respectively (stated in single Swiss francs).

For the years ended March 31, 2000, 2001 and 2002 (in thousands unless otherwise stated)

The following table summarizes information concerning stock options outstanding under the Plans at March 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	**Number Outstanding at March 31, 2002**	**Weighted Average Remaining Contractual Life**	**Weighted Average Exercise Price**	**Number Outstanding at March 31, 2002**	**Weighted Average Exercise Price**
CHF			CHF		CHF
81	29'389	7.22	81.00	23'046	81,00
100 – 120	79'545	3.82	103.60	79'545	103.60
366 – 429	114'066	6.63	372.19	10'046	381.92

The following table summarizes the activity for the Plans (in single Swiss francs):

	Number of Shares	**Weighted Average Exercise Price**
		CHF
Balance March 31, 1999	**99'005**	**100.00**
Granted	19'460	120.00
Cancelled	(1'780)	100.00
Balance March 31, 2000	**116'685**	**103.35**
Granted	41'530	369.11
Acquisitions	42'935	132.34
Exercised	(19'050)	102.03
Cancelled	(793)	379.10
Balance March 31, 2001	**181'307**	**170.01**
Granted	71'122	366.00
Exercised	(26'115)	105.55
Cancelled	(3'314)	308.43
Balance March 31, 2002	**223'000**	**238.01**

(vi) Equity transaction expenses

Under U.S. GAAP, costs attributable to share issuances are recorded as a deduction from shareholders' equity. Under IAS, SIC-17 prohibits costs that are directly related to an initial public offering being deducted from shareholders' equity. Under IAS, such costs are recorded as expense in the Income Statement.

(vii) Loss on early settlements of debt

Under U.S. GAAP, gains (losses) recorded on early settlements of debt are recorded in the consolidated statements of income. In Fiscal Year 2001 the Company settled CHF 130.0 million of debt early using the proceeds from its initial public offering. The Company results for Fiscal Year 2001 would have been reported differently as follows under U.S. GAAP: Income/(loss) before tax would have been higher than IAS by CHF 43.8 million and an extraordinary loss of CHF 41.7 million, net of tax or CHF 22.07 per share would have been recorded in the consolidated statements of income. The Company did not have any early settlements of debt in Fiscal Year 2002.

(viii) Other U.S. GAAP Disclosure Items

Restructuring charges:

In an effort to reduce costs and improve productivity, the Company announced in February 2002 a plan approved by the board to restructure its operations, including reducing headcount and closing the Torrance facility. As a result, the Company recorded a restructuring charge of CHF 4.7 million in accordance with Emerging Issues Task Force Abstract 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity, including Certain Costs Incurred in a Restructuring."

Of the total restructuring charge, CHF 2.7 million relates to employee termination and severance programs. Prior to March 31, 2002, the Company identified and notified approximately 50 employees

For the years ended March 31, 2000, 2001 and 2002 (in thousands unless otherwise stated)

whose employment will be terminated in the near future. These reductions will take place primarily in the Surveying & Engineering business segment and in the United States and Italy geographic areas. The charge for employee termination and severance programs was based on the number of employees that will be terminated and the years of service and skill the employees provided.

The impairment charge referred to in the table below for property and equipment represents the write-down to fair value of certain furniture and office fixtures to be disposed of or scrapped that are currently in use at the Torrance facility. Fair values for the furniture and office fixtures were determined based on management's best estimates considering the used equipment market.

The impairment charge referred to in the table below for "Other" represents additional shut-down and restoration costs and lease commitments for certain office equipment leases that will no longer be used after September 30, 2002. The additional shut down and restoration costs of CHF 0.6 million primarily include legal and consulting, outplacement, security, and the restoration of the leased property. These costs were estimated based on management's estimate of future expenses. The lease commitments of CHF 0.1 million relate to lease commitments that continue past the close of the Torrance facility and are based on their contractual obligations.

	Employee Termination and Severance Program	Non-Cash Write-down of Property and Equipment	Other	Total
	CHF	CHF	CHF	CHF
Balance at March 31, 2001	-	-	-	-
Charge to income	2'696	1'320	705	4'721
Cash paid	(386)	–	(40)	(426)
Balance at March 31, 2002	**2'310**	**1'320**	**665**	**4'295**

Other comprehensive income:

SFAS No. 130 "Reporting Comprehensive Income" established standards for the reporting and display of comprehensive income and its components. Comprehensive income includes net income on all changes in equity during a period that arise from non-owner sources, such as the effects of foreign currency translation. The additional disclosures required under U.S. GAAP are as follows:

	March 31, 2000	2001	2002
	CHF	CHF	CHF
Net loss under U.S. GAAP	(5'625)	(10'178)	(16'995)
Other comprehensive income:			
Foreign currency translation adjustment	8'083	2'973	(13'469)
Comprehensive income/(loss) under U.S. GAAP	**2'458**	**(7'205)**	**(30'464)**

Recently issued accounting standards:

U.S. GAAP

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. Recorded goodwill and intangibles will be evaluated against this new criteria and may result in certain intangibles being subsumed into goodwill, or alternatively, amounts initially recorded as goodwill may be separately identified and recognized apart from goodwill. SFAS No. 142 requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles. Under a non-amortization approach, goodwill and certain intangibles will not be amortized into results of operations, but instead would be reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles is more than its fair value. The provisions of each statement that apply to goodwill and intangible assets acquired prior to June 30, 2001 will be adopted by the Company on April 1, 2002. The Company has chosen not to early adopt the provisions of SFAS

For the years ended March 31, 2000, 2001 and 2002 (in thousands unless otherwise stated)

No. 142. The Company expects the adoption of these accounting standards will result in certain of its intangibles being subsumed into goodwill and will have the impact of reducing amortization of goodwill and intangibles commencing April 1, 2002. Upon adoption of SFAS No. 142, the Company estimates a goodwill impairment charge of CHF 58.0 million.

In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for Fiscal Years beginning after June 15, 2002. The Company believes the adoption of this Statement will have no material impact on its financial statements.

In August 2001, the FASB also issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," that is applicable to financial statements issued for Fiscal Years beginning after December 15, 2001. The FASB's new rules on asset impairment supersede FASB Statement 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and portions of APB Opinion 30, "Reporting the Results of Operations." This Standard provides a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that would have to be met to classify an asset as held-for-sale. Classification as held-for-sale is an important distinction since such assets are not depreciated and are stated at the lower of fair value and carrying amount. This Standard also requires expected future operating losses from discontinued operations to be displayed in the period(s) in which the losses are incurred, rather than as of the measurement date as presently required. The provisions of this Standard are not expected to have a significant effect on the Company's financial position or operating results.

28. POST BALANCE SHEET EVENTS

There are no events to report which could have a significant influence on the financial statements for the year ended March 31, 2002.

For the years ended March 31, 2000, 2001 and 2002 (in thousands unless otherwise stated)

29. LIST OF COMPANIES INCLUDED IN THE LEICA GEOSYSTEMS CONSOLIDATED ACCOUNTS AT MARCH 31, 2002

Company	Registered seat	Shares held
Leica Geosystems Holdings AG	Heerbrugg, Switzerland	Holding
Leica Geosystems Finance B.V.	Rijswijk, The Netherlands	100%
Leica Geosystems Finance plc.	Milton Keynes, United Kingdom	100%
Leica Geosystems AG	Heerbrugg, Switzerland	100%
Leica Geosystems Holdings, Inc.	Wilmington, Delaware, USA	100%
Leica Geosystems Holdings B.V.	Rijswijk, The Netherlands	100%
Leica Geosystems Inc.	Wilmington, Delaware, USA	100%
Leica Technologies Inc.	Dover, Delaware, USA	100%
Leica Geosystems Ltd.	Milton Keynes, United Kingdom	100%
Leica Geosystems SARL	Le Pecq Cedex, France	100%
Leica Geosystems GmbH Vertrieb	Munich, Germany	100%
Polymeca AG	Heerbrugg, Switzerland	100%
Wiltronic AG and Subsidary	Heerbrugg, Switzerland	100%
Leica Geosystems B.V.	Rijswijk, The Netherlands	100%
Leica Geosystems S.p.A.	Milano, Italy	100%
Leica Geosystems SL	Barcelona, Spain	100%
Leica Geosystems Lda	Aboboda, Portugal	100%
Leica Geosystems A/S	Herlev, Denmark	100%
Leica Geosystems AB	Sollentuna, Sweden	100%
Leica Geosystems AS	Oslo, Norway	100%
Leica Geosystems Ltd.	Willowdale, Ontario, Canada	100%
Leica Geosystems S.A. de C.V.	Mexico D.F., Mexico	100%
Leica Geosystems Ltd.	Hong Kong, China	100%
Leica Geosystems Pty Ltd.	Chatswood, Australia	100%
Leica Geosystems K.K.	Tokyo, Japan	100%
Cyra Technologies Inc.	Oakland, California, USA	100%
Laser Alignment Inc.	Grand Rapids, Michigan, USA	100%
Laser Alignment GmbH	Eresing, Germany	100%
Leica Geosystems (Singapore) Pte Ltd.	Singapore, Singapore	100%
ERDAS, Inc.	Atlanta, Georgia, USA	100%
LH Systems, LLC and Subsidiaries	Wilmington, Delaware, USA	100%
Cable Detection	Maidstone, United Kingdom	100%
Leica Instruments (Singapore) Pte Ltd. (1)	Singapore, Singapore	50%
NovaLIS Technologies Ltd.	Halifax, Nova Scotia, Canada	42%
SwissOptic AG	Heerbrugg, Switzerland	25%
AED AG	Bonn, Germany	25%
MetricVision, Inc.	Wilmington, Delaware, USA	8%

(1) This company is a joint venture between Leica Geosystems (Singapore) Pte Ltd and Leica Microsystems (SEA) Pte Ltd, Singapore, which is a company of the Leica Microsystems Group. Leica Geosystems Holdings AG is only, and solely, entitled to the results of the Geosystems activities for which separate financial records are maintained.

PRICEWATERHOUSECOOPERS

Report of the group auditors
to the Shareholders and Board of Directors of
Leica Geosystems Holdings AG
Heerbrugg, Switzerland

We have audited the consolidated balance sheets of Leica Geosystems Holdings AG and its subsidiaries as of March 31, 2000, 2001, and 2002, and the related consolidated statements of income, cash flows, and of shareholders' equity for the years ended March 31, 2000, 2001 and 2002. These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We confirm that we meet the Swiss legal requirements concerning professional qualification and independence.

Our audits were conducted in accordance with auditing standards promulgated by the Swiss profession and with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements give a true and fair view of the financial position of Leica Geosystems Holdings AG as of March 31, 2000, 2001 and 2002 and the results of operations and its cash flows for the years ended March 31, 2000, 2001 and 2002 in accordance with the International Accounting Standards (IAS) and comply with Swiss law.

International Accounting Standards vary in certain respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of the net income of Leica Geosystems Holdings AG expressed in Swiss francs for the years ended March 31, 2000, 2001 and 2002 and the determination of equity of Leica Geosystems Holdings AG also expressed in Swiss francs as of March 31, 2000, 2001 and 2002 to the extent summarized in Note 27 to the consolidated financial statements.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers AG

Wanda Eriksen　　　　Kurt Jauslin
Zurich
June 4, 2002

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Statutory Financial Statements

Contents

LEICA GEOSYSTEMS HOLDINGS AG · BALANCE SHEETS
as of March 31, 2001 and 2002 (in Swiss francs unless otherwise stated)

	March 31, 2001	March 31, 2002
ASSETS	CHF	CHF
Current assets		
Banks	1'302	990
Other receivables		
Third parties	205'039	112
Own shares	105'750	35'649
Short term loans	864'050	-
Total current assets	**1'176'141**	**36'751**
Non-current assets		
Financial assets		
Investments	217'135'521	269'059'888
Loans to group companies	241'614'320	245'117'638
Other Loans	5'123'500	4'804'200
Other assets	1'256'951	425'490
Total non-current assets	**465'130'292**	**519'407'216**
TOTAL ASSETS	**466'306'433**	**519'443'967**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accruals and deferred income	783'112	71'325
Total current liabilities	**783'112**	**71'325**
Non-current liabilities		
Loans		
Third parties	76'001'357	118'007'141
Group companies	12'754'933	20'057'783
Total non-current liabilities	**88'756'290**	**138'064'924**
Total liabilities	**89'539'402**	**138'136'249**
Shareholders' equity		
Share capital	113'246'350	117'370'900
Share premium	176'689'340	19'484'158
Legal reserves	15'000'000	22'649'270
Reserve own shares	105'750	35'649
Free reserves	58'993'634	228'103'805
Available earnings/(accumulated deficit)	12'731'957	(6'336'064)
Total shareholders' equity	**376'767'031**	**381'307'718**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**466'306'433**	**519'443'967**

The accompanying notes form an integral part of these consolidated financial statements

For the years ended March 31, 2001 and 2002 (in Swiss francs unless otherwise stated)

	Year ended March 31, 2001	Year ended March 31, 2002
	CHF	CHF
INCOME		
Dividend group companies	8'645'678	15
Other financial income	8'592'481	17'542'133
Realized exchange gains	623'684	2'258'065
Other income	1'247'731	576'800
Total income	**19'109'574**	**20'377'013**
EXPENSE		
Financial expense	(3'710'367)	(6'600'829)
Administrative expense	(45'529)	(515'093)
Realized exchange loss	(347'647)	(2'239'760)
Amortization of incorporation expense	(1'559'299)	(831'461)
Write-off of third party loans	–	(837'072)
Impairment of group company loans	–	(28'343'569)
Tax expenses	(82'036)	(77'250)
Total expense	**(5'744'878)**	**(39'445'569)**
NET INCOME/(LOSS)	**13'364'696**	**(19'068'021)**

The accompanying notes form an integral part of these consolidated financial statements

For the years ended March 31, 2001 and 2002 (in Swiss francs unless otherwise stated)

NOTES IN ACCORDANCE WITH ARTICLE 663B OF THE SWISS CODE OF OBLIGATIONS

1. Contingent Liabilities

Under the terms of the Revolving Credit Facility Agreement, amended and restated on April 20, 2001, Leica Geosystems Holdings AG is a joint and several guarantor for the repayment of borrowings of the subsidiaries up to a maximum amount of CHF 240 million (additionally the various subsidiaries of Leica Geosystems Holdings AG are jointly and severally liable as cross guarantors).

There is a guarantee to the landlord of Cyra Technologies Inc. for any outstanding base rent. The amount under the guarantee varies and corresponds to the remaining outstanding installments.

2. Significant Investments

			March 31,	
		Interest in Capital	2001 Capital	2002 Capital
Leica Geosystems Finance BV, Rijswijk	NLG	100%	40'000	40'000
Laser Alignment Inc., Grand Rapids	USD	100%	10	10
Cyra Technologies Inc., Oakland	USD	100%	1	1
Erdas Inc., Atlanta	USD	100%	n/a	no par value

Leica Geosystems Finance B.V. is a holding and financing company. Laser Alignment Inc., Cyra Technologies Inc. and ERDAS Inc. comprise development, production and selling activities. ERDAS Inc. was bought in Fiscal Year 2002.

3. Authorized Capital

According to Art. 4b of the Articles of Association of LGS Holdings AG as approved on the General Meeting of Shareholders on July 10, 2000, the Board of Directors is authorized to increase up to July 10, 2002, the share capital through issue of a maximum of 405'000 fully paid-in registered shares with a nominal value of CHF 50 each up to a maximum amount of CHF 20'250'000.

	Number of shares	Nom. Value in CHF
Authorized capital as approved on July 10, 2000	405'000	20'250'000
Authorized capital issued for acquisition of Cyra	(220'983)	(11'049'150)
Outstanding authorized capital as of March 31, 2001	184'017	9'200'850
Authorized capital issued for acquisition of Erdas	(62'762)	(3'138'100)
Outstanding authorized capital as of March 31, 2002	**121'255**	**6'062'750**

4. Conditional Capital

Art. 4b of the Articles of Association of LGS Holdings AG stipulates:
Through the exercise of option rights for the purpose of the participation of employees, consultants or board members of the Leica Geosystems Group, the share capital of the Company shall be increased without any time limitation under the exclusion of the subscription rights of the shareholders through the issue of a maximum of 285'786 fully paid in registered shares with a nominal value of CHF 50 each up to a maximum amount of CHF 14'289'300. The issue of shares below the stock market price is authorized. The conditions of participation shall be decided by the Board of Directors.

	Number of shares	Nom. Value in CHF
Conditional capital as approved on July 10, 2000	285'786	14'289'300
Conditional capital issued in FY01	(18'944)	(947'200)
Outstanding conditional capital as of March 31, 2001	266'842	13'342'100
Conditional capital issued in FY02	(19'729)	(986'450)
Outstanding conditional capital as of March 31, 2002	**247'113**	**12'355'650**

For the years ended March 31, 2001 and 2002 (in Swiss francs unless otherwise stated)

5. Significant Shareholders

According to the information available to the board of directors the following shareholders held shares entitling them to more than 5% of the total voting rights:

	March 31,	
	2001 in %	**2002 in %**
J & W Seligman & Co., New York	5.01	n/a
JP Morgan Chase & Co. and its subsidiaries, London	6.04	n/a

At March 31, 2002 no shareholder is above the 5% level.

6. Transactions with own shares

	CHF	**At an average price of**
Own shares as of March 31, 2000	544	375
Sold	(262)	375
Own shares as of March 31, 2001	282	375
Purchased	706	274
Sold	(755)	483
Own shares as of March 31, 2002	233	153

7. Available earnings / (Accumulated deficit)

In view of the considerable acquisition program undertaken by the Company and the loss incurred in Fiscal Year 2002, the Board of Directors does not intend to recommend that a dividend be paid to the shareholders in respect of Fiscal Year 2002. Therefore the Board of Directors recommends to the General Meeting of Shareholders to carry forward the accumulated deficit of CHF 6'336'064.

PRICEWATERHOUSECOOPERS

Report of the statutory auditors
to the General Meeting of
Leica Geosystems Holdings AG
Heerbrugg, Switzerland

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, income statement and notes) of Leica Geosystems Holdings AG for the year ended March 31, 2002.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and the financial statements comply with Swiss law and the Company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers AG

Kurt Jauslin | Beat Inauen
St Gallen
June 4, 2002

Summary of Leica Geosystems' Corporate Governance Policies

Contents

Structure of the Company

Structure of Leica Geosystems Holdings AG

For further details regarding the structure of Leica Geosystems Holdings AG ("the Company"), please refer to Notes 1 and 29 in the Accompanying Financial Statements.

Shares and Shareholders

Capital Structure & Voting Rights

As of March 31, 2002, the ordinary share capital of Leica Geosystems Holdings AG amounted to CHF 117,370,900. All 2,347,418 outstanding shares are fully "paid-in" ordinary registered shares with a nominal value of CHF 50. Each share recorded in the share register entitles its holder to one vote.

Authorized Share Capital

As of March 31, 2002, the Board of Directors (the "Board") is authorized to increase the share capital of the Company by no later than July 10, 2002, in an amount not to exceed CHF 6,062,750, by issuing up to 121,255 fully "paid-in" registered shares with a nominal value of CHF 50. Increases in partial amounts within the aforementioned limit are permitted.

Conditional Capital

As of March 31, 2002, the Company's share capital may be increased by a maximum aggregate amount of CHF 3,977,950 through the issuance of a maximum of 79,545 fully "paid-in" registered shares with a nominal value of CHF 50 per share, through the exercise of option rights which employees, consultants and members of the Board of Directors of the Company, or companies belonging to the same group, are granted pursuant the "1998 Employee Incentive Equity Participation Plan" (1998 Plan), as amended. Subject to certain limitations, all options vested under the 1998 Plan may be exercised at any time prior to October 2005 at an exercise price of CHF 100 or, in certain cases, CHF 120. Shares acquired by employees under the 1998 Plan will be newly issued by the Company out of Conditional Capital.

Additionally, as of March 31, 2002, the Company's share capital may be increased by a maximum aggregate amount of CHF 8,213,200 through the issuance of a maximum of 164,264 fully paid-in registered shares with a nominal value of CHF 50 per share, by the exercise of option rights which employees, consultants and members of the Board of Directors of the Company, or companies belonging to the same group, are granted pursuant the "2000 Employee Stock Option Plan (ESOP)". The right of shareholders to exercise their statutory pre-emptive rights on such option rights or the underlying shares is excluded. The issuance of shares and option rights shall be based on a resolution of the Board of Directors.

The total of the amounts above differs from that discussed in the Statutory Accounts Footnote 4, by the amount of options that have never been granted or that have lapsed (3,304 options @ CHF 50 nominal value).

Capital Changes - Post IPO

Acquisition of Cyra Technologies, Inc.

On February 19, 2001 the Board resolved to increase the Company's share capital under the authorized share capital by CHF 11,049,150, by issuing 220,983 fully "paid-in" registered shares with a nominal value of CHF 50 each. Upon the increase of the share capital, the Company purchased all shares of Cyra Technologies, Inc., Oakland, California, USA. The Company acquired the shares of Cyra Technologies through its fully owned subsidiary, Catapult Acquisition Corporation, Wilmington, Delaware, from the previous shareholders of Cyra Technologies in the course of the merger of Cyra Technologies and Catapult Acquisition Corporation. The total consideration for this acquisition was paid partially in cash (45.5%) and by delivery of shares of the Company (54.5%). The delivery of shares consists of shares that were subscribed in the course of the exercise of the authorized capital according to Article 4a of the Articles of Incorporation. For that purpose the pre-emptive rights of the current shareholders have been duly withdrawn pursuant to the resolution of the shareholders' meeting of July 10, 2000 and Article 4a paragraph 3 of the Articles of Incorporation. New shares in the amount of 118,513 were subscribed and fully "paid-in" in connection with the merger agreement and transferred to the entitled former shareholders of Cyra Technologies. An additional 59,534 new shares were subscribed and fully "paid-in" by Credit Suisse, St. Gallen, as Trustee, in order to hedge the Company's potential obligations under the earn-out; such shares have been subscribed for and are being held by Credit Suisse who committed to only act in accordance with instructions given by the Board either to transfer the shares to the eligible Cyra Technologies shareholders for the purpose of the earn-out or, in case the earn-out milestones would not or just partially be achieved, to tender the remaining shares to the Issuer with the purpose of a capital decrease. The remaining 42,936 new shares were also subscribed and fully "paid-in" by Credit Suisse, St. Gallen, as Trustee in order to hedge the Company's potential obligations with respect to assumption of Cyra Technologies' options and warrants; such shares have been subscribed for and are being held by Credit Suisse who committed to transfer such shares to the eligible holder of options or warrants against payment of the exercise price exclusively in accordance with instructions given by the Board.

Acquisition of ERDAS, Inc.

On May 9, 2001, the Board resolved to increase the Company's share capital under the authorized share capital by CHF 3,138,100, by issuing 62,762 fully paid-up registered shares with a nominal value of CHF 50 each. With the increase in the share capital, the Company, through its wholly-owned subsidiary, Helios Acquisition Corporation, acquired all of the outstanding shares of ERDAS, Inc., a Georgia corporation, from its current shareholders.

Since March 31, 2002 there have been no changes in our share capital, except for certain minor adjustments due to the issuance of new shares under the Conditional Capital in relation with the exercise of options.

Largest Shareholders

On March 31, 2002 no single shareholder had declared holding a position of 5% or greater, in shares of Leica Geosystems Holdings AG.

Voting Rights & Restriction on Transferability of Shares

Voting rights may be exercised only after a shareholder has been recorded in the Company's share register ("Aktienregister") as a shareholder with voting rights. The voting rights of the 96,084 shares currently held by a trustee will not be exercised, and no dividend will be paid as long as the trustee holds these shares, and no dividend will be paid as long as the trustee holds these shares, except for the shares delivered to the participants of the Cyra option plan (as of March 31, 2002: 6,386 shares).

Shares will not be issued in definitive certificates and will be held in collective custody at SegaInter-Settle AG ("SIS"). Shareholders will not have the right to request printing and delivery of share certificates ("aufgehobener Titeldruck"). The Company has the sole discretion to print and deliver share certificates. Any shareholder may, however, at any time request the Company to issue a confirmation regarding its shareholdings. Such confirmation is not a negotiable instrument.

The transfer of the Company's shares is affected by a corresponding entry in the books of a bank or depository institution following an assignment in writing by the selling shareholder and notification of such assignment to the Company by the bank or depository institution. The transferee must file a share registration form in order to be registered in the Company's share register as a shareholder with voting rights. Without such registration, the transferee may not vote at, or participate in, the shareholders' meeting, but will still be entitled to dividends and other rights with a financial value. Shares may only be pledged to the bank that administers the book entries of such shares for the account of the shareholder-pledge.

Nominees

A transferee of shares will be recorded in the Company's share register if such transferee discloses its name, citizenship or registered office, and address, and gives a declaration that it has acquired the shares in its own name and for its own account. The Articles of Incorporation provide that shareholders may register their shares in the name of a nominee approved by the Company (a "Nominee") and may exercise their voting rights by giving instructions to the Nominee to vote on their behalf.

However, a Nominee holding more than 3% of the Issuer's share capital may be registered as a Nominee for shareholders with voting rights only if the Nominee discloses the identity of those ultimate beneficial owners of shares claiming 0.5% or more of the Issuer's share capital.

The Board has resolved that Nominees holding more than 0.5% of the outstanding shares will be recorded as shareholders only if and when they have entered into a Nominee Agreement with the Company. The Nominees must undertake to periodically provide the Company with information relating to generic customers (beneficial owners) without disclosing their individual identity to the Company, in particular at year-end and immediately after the invitation to the annual shareholders' meeting. Nominees must provide the Company with information relating to the beneficial owners at its request and within a reasonable period of time. Communications to our shareholders should reach those beneficial owners whose names and addresses are not disclosed to the Company. Nominees should endeavor receiving voting instructions from the beneficial owner on the motions presented to the ordinary and extra-ordinary shareholders' meetings, in order for Nominees to actively participate in such shareholders' meetings.

Board of Directors

During Fiscal Year 2002, the Board of Directors consisted of five members: Mario Fontana (Chairman), Markus Rauh (Vice-Chairman), Klaas Jan Beek, Simon Ball and Hans Hess (Delegate and CEO of Leica Geosystems). The corresponding Curriculum Vitae of the board members are listed on the Company's web site at www.leica-geosystems.com. The term of office of the Directors shall not exceed three years. The individual terms of office shall be coordinated in such a way that every year, approximately one third of the Directors shall be subject to reelection or election.

Responsibilities of the Board of Directors
For an overview of the activities performed by Non-Executive Directors outside of their duties as members of the Board of Leica Geosystems, please refer to the Company's web site, where the Curriculum Vitae of each Board member is listed. These activities are not directly related to the Company, and therefore do not affect the independence of the Non-Executive Directors.

Name	Age	Nationality	Function	Board Member Since	Term of Office
Mario Fontana	55	Swiss	Chairman, Non-Executive Director	2000	2003
Markus Rauh	62	Swiss	Vice-Chairman, Non-Executive Director	1998	2002
Simon Ball	42	British	Non-Executive Director	2001	2004
Klaas Jan Beek	66	Dutch	Non-Executive Director	2000	2002
Hans Hess	47	Swiss	Executive Director, Managing Dir., CEO	2000	2003

The primary functions of the Board, as defined by Swiss law (OR Article 716a), and reflected in the Company's Articles of Incorporation, are as follows:

- The ultimate management responsibility of Leica Geosystems' business and the issuance of necessary regulations and directives;
- The determination of the organization of Leica Geosystems;
- The structuring of the accounting systems, financial controls and the financial planning required to manage Leica Geosystems;
- The appointment and removal of the officers entrusted with the management of Leica Geosystems, specifically in view of their compliance with the law, the Articles of Incorporation, and the regulations and directives;
- The preparation of the business reports to, and the meetings of, shareholders and the carrying out of resolutions adopted at the Shareholders Meetings;
- The notification of the court in case of over-indebtedness;
- The adoption of resolutions concerning the increase of share capital, to the extent that such power is vested in the Board, as well as resolutions concerning the confirmation of capital increases and the respective amendments of the Articles of Incorporation; and
- The verification of the professional qualification of independent auditors.

During Fiscal Year 2002, the Board held seven formal meetings in the context of above stated responsibilities. Furthermore, the Board conducted discussions with officers of the Company to review relevant matters at hand, visited operating locations of the Company, and provided counsel to Corporate Management as needed.

Board Committees
The Board has established two committees to carry out specific duties; the Audit Committee and the Personnel & Organization Committee. Each Board Committee has a written Charter outlining its respective duties and responsibilities.

During Fiscal Year 2002, the Audit Committee consisted of Simon Ball (Chairman), Mario Fontana and Markus Rauh. The principal duties of the Audit Committee are the monitoring of the regular financial reporting, risk management and audit functions of the Company. The Audit Committee met three times during Fiscal Year 2002 to assess the quality of the Auditors and the audit work, to review the audit plan, to check the interplay between the Auditors and internal control functions, to check the independence of the Auditors, to review the audit results, to review the financial performance and financing of the Company, to review the accounting standards and financial policies of the Company, and to establish a risk management function for Leica Geosystems. The Audit Committee reported its findings to the Board, who took the required actions at that time.

During Fiscal Year 2002, the Personnel & Organization (P&O) Committee consisted of Markus Rauh (Chairman), Mario Fontana, Klaas Jan Beek and Hans Hess. The principal duties of the P&O Committee are the monitoring of the organization, the qualification, performance and compensation of Corporate Management, and the terms and conditions of equity participation plans. The P&O Committee met three times during Fiscal Year 2002 to determine the compensation of the Board of Directors and Corporate Management, to determine the terms and conditions of share option plans and the corresponding option grants, to determine adequate insurance coverage for the Board and Corporate Management, to review the performance of the CEO and Corporate Management as a team, to assess succession plans for the Board and Corporate Management, to search and propose new members of the Board, and to provide guidance for overall management development.

Corporate Management

As of March 31, 2002, Corporate Management consisted of 11 members. For specific details about the backgrounds of the members of Corporate Management, refer to the Company's web site, where the Curriculum Vitae of each member are presented.

Name	Age	Function	Member of Corporate Management Since
Hans Hess	47	Chief Executive Officer	1996
Christian Leu	37	Corporate VP, Chief Financial Officer	1999
Eric Poll	53	Corporate VP, Human Resources	1996
Martin Nix	44	Corporate VP, Business Development	1996/2001
Hans Grunditz	50	Corporate VP, Chief Information Officer	2001
Clement Woon	42	President – Surveying & Engineering Division	1997/2001
Robert Morris	47	President – GIS & Mapping Division	2001
Klaus Brammertz	43	President – Consumer Products Division	2001
Walter Mittelholzer	44	President – Industrial Measurement Division	1997/2001
Erwin Frei	45	President – New Businesses Division	1996
Linus Zoller	51	President – Special Products Division	1996

During Fiscal Year 2002, the members of Corporate Management did not hold any positions outside of the Leica Geosystems Group that could be of significance to the Company.

Compensation, Share and Option Ownership

General Compensation Policy of Leica Geosystems

Leica Geosystems' compensation policy is designed to attract, develop, motivate and retain executives, senior managers and employees of the highest caliber. Our compensation structure consists of a competitive base salary targeted at the medium of comparable companies of our size and industry. Furthermore, it is the Company's general policy to weight 25% of management's compensation in the form of annual cash incentives tied to individual and company performance. Furthermore, the company has an Employee Stock Option Plan designed as a long-term incentive program for the Board (5), Corporate Management (11) and selected managers of the Company (approximately 100 Senior Managers).

Compensation - Non-Executive Directors

For Fiscal Year 2002, the Non-Executive Directors (4) of the Company received compensation in the aggregate amount of CHF 361,708. Additionally, Non-Executive Directors are reimbursed for travel and other related expenses associated with the execution of their duties as members of the Board. They have a choice of receiving up to 50% of their compensation in form of options. In this context, during Fiscal Year 2002, an aggregate number of 1,591 options were granted to Non-Executive Directors under the 2000 Employee Stock Option Plan (the value of which is CHF 137,500, and is included in the aggregate compensation amount above), with a strike price of CHF 366, and a corresponding lock-up period of three years. The options vest immediately.

In addition, and in connection with a corresponding Mid-term Financial Plan, Non-Executive Directors received a one-time grant of an aggregate of 3,500 options under a Performance Stock Option Plan (PSOP) at a strike price of CHF 366, of which 25% are expected to vest every year for the next four years if the financial performance is met each year through the end of Fiscal Year 2005.

Compensation - Executive Director and Corporate Management

In Fiscal Year 2002, the Executive Director and the other members of Corporate Management (11) received compensation in the aggregate amount of CHF 3,939,893 in salaries and pension contributions, and CHF 598,786 in cash bonus payments (cash payments in FY02 include: CHF 433,070 related to bonuses earned in FY01 but paid in FY02 and CHF 165,716 in bonuses earned and paid in FY02).

In Fiscal Year 2002, an aggregate number of 4,278 options were granted to Corporate Management under the 2000 Employee Stock Option Plan, with a strike price of CHF 366 and an exercise period of 7 years, which vest 25% per year over a four-year period.

In addition, and in connection with a corresponding Mid-term Financial Plan, Corporate Management received a one-time grant of an aggregate of 23,000 options under a Performance Stock Option Plan (PSOP) at a strike price of CHF 366, of which 25% are expected to vest every year for the next four years if the financial performance is met each year through the end of Fiscal Year 2005.

Equity Interest of the Board of Directors and Corporate Management

As of March 31, 2002, the Non-Executive Directors, including related parties, held an aggregate number of 3,233 shares of Leica Geosystems Holdings AG. Furthermore, they held 9,730 options on shares of Leica Geosystems Holdings AG:

Number of options	Year of allocation	Exercise period	Exercise price
2,902	ESOP 1998	7	100
3,500	PSOP 2001	7	366
1,737	ESOP 2000	7	375
1,591	ESOP 2001	7	366

As of March 31, 2002, Corporate Management, including related parties, held an aggregate number of 6,711 shares of Leica Geosystems Holdings AG. Furthermore, Corporate Management held 30,885 vested and 30,875 non-vested options on Leica Geosystems Holdings AG shares at the end of Fiscal Year 2002. The former lock-up for Corporate Management on selling shares and options expired on January 18, 2002.

Number of options	Year of allocation	Exercise period	Exercise price
29,690	ESOP 1998	7	100
23,000	PSOP 2001	7	366
4,792	ESOP 2000	7	375
4,278	ESOP 2001	7	366

Other

There were no loans granted to the members of the Board or Corporate Management during the year, and as of March 31, 2002, there were no loans outstanding to the members of the Board or Corporate Management.

During Fiscal Year 2002, no material severance packages were granted to members of the Board or Corporate Management.

Financial Disclosure Policy

The Board has issued guidelines in order to ensure the timely and orderly dissemination of information to our shareholders and the general investment community. The Company is committed to providing this information in accordance with legal and regulatory requirements, and as such, has developed a comprehensive Financial Disclosure Policy. With this policy, we aim to provide the financial markets with consistent, accurate and complete information at all times to ensure that our shareholders and the investment community have fair access to such information. Adherence to this policy is the responsibility of the Chief Executive Officer. A summary of this policy is presented below.

Regular Reporting Cycle

The announcement of our quarterly results is normally scheduled for the fifth Thursday following the end of each fiscal quarter, except in the fourth quarter. Our quarterly results are published in the form of a press release and quarterly report to shareholders, immediately after the Board of Directors has approved the non-audited quarterly results. We conduct a quarterly conference call with research analysts the day following the release of our results. All financial communications are published simultaneously on our company web site.

We announce our annual results in the form of an Annual Report available to all registered shareholders, and a press release immediately after the Board of Directors has approved the audited annual reports. This announcement is normally scheduled nine weeks after closing of the year. Our Annual General Meeting shall normally take place in the first week of September.

In order to avoid the untimely release of price sensitive information ahead of regular disclosure dates, we maintain Quiet Periods in the course of which we refrain from any communication with the investment community in relation to qualitative and quantitative information that might give an indication as to the expected sales or results. The Quiet Periods cover the period between the internal availability of the quarterly and annual results, and the public disclosure of such information, including the day of the announcement.

It is our general policy not to release explicit earnings projections, but rather provide certain guidance to analysts and investors in their efforts to develop earnings estimates, and to enable the investment community to better evaluate the Company and its business prospects for performance.

Insider Trading Policy
In order to prevent trading based upon insider knowledge of confidential information, the Board has issued guidelines with respect to the safeguarding of the confidential information, and to prevent corporate insiders and outside consultants from trading on such information.

Independent Auditors

PricewaterhouseCoopers AG have been our auditors since October 1998. The partner in charge of the Leica Geosystems AG engagement assumed this position in 1999 (FY00).

Audit Fees
In Fiscal Year 2002, the Company compensated PricewaterhouseCoopers with a total of CHF 1.0 million for professional services rendered in connection with the audits of our financial statements.

All Other Fees
We have paid PricewaterhouseCoopers approximately CHF 0.7 million for all other professional services rendered which are primarily related to accounting and auditing services.

Relationship with Independent Auditors
The Audit Committee is, without limitation, responsible for assessing the quality of the independent auditors and audit work, reviewing the audit plan, checking the interplay between auditors and internal control functions, assessing the independence of the auditors, proposing to the Board the appointment of new auditors, if necessary, (the Board must then decide on the proposal to the shareholders' meeting), reviewing the audit results and supervising the actions taken by Management based on the auditor's management letters, proposing accounting standards (the choice of which is a matter of the entire Board), reviewing certain accounting issues, and overseeing the entire financial reporting process.

Glossary

GENERAL

Geomatics - The science or profession related to the process of capturing and using spatial data through information technology. Broad ranges of applications are part of, or associated with, Geomatics, including surveying, geography, and mapping. Many universities that have incorporated computer science related subjects into surveying, mapping or engineering have renamed their courses Geomatics.

Metrology - The science of dimensional measurement in one, two, and three dimensions.

SURVEYING & ENGINEERING DIVISION

Electronic Distance Measurement (EDM) – Measurement based on an emitted and reflected light beam, the distance measured between an electronic distance meter (distancer) and a reflector. The two major technical principles of electronic distance measurement are "phase difference measurement" (the difference between the emitted and reflected modulated light) and "time of flight" (the time of the light between emission and reception).

Global Positioning Systems (GPS) – A system of satellites launched by the USA Department of Defense. The constellation of 24 Navstar satellites that orbit the Earth provide position and time information by emitting radio signals.

Global Navigation Satellite System (GNSS) – Represents various satellite-based systems that provide signals for positioning and navigation. GNSS includes but is not limited to GPS, the Russian supported Glonass system, the planned European Galileo system and various augmentation systems such as WAAS for North America.

GPS Receiver / GPS Measurement Engine – An instrument that receives radio signals from GPS satellites and translates the information into a position. Part of the receiver is the measurement engine, which is responsible for filtering the incoming signal and converting it into digital information.

GPS Reference Station – A receiver based on a fixed point, providing its measurements to roving (i.e. mobile or moving) receivers in order to allow those receivers to improve their positioning accuracy.

Terrestrial Positioning Systems (TPS) – Systems that measure angles and distances by using a combination of lenses, prisms and mirrors, together with associated laser technologies and software applications, in traditional surveying products such as levels, theodolites, distancers and total stations.

Theodolite – An instrument for measuring angles from a measuring station to a remote target point. The "pointing" is made using a telescope, which rotates about two intersecting orthogonal axes. The horizontal and vertical angles measured on these axes define the pointing.

Total Station - A theodolite equipped with an integrated Electronic Distance Meter, which enables it to measure a distance along the line of sight.

Triangulation - A technique by which targets are located in a global coordinate system by measurement of directions from two or more fixed and known locations to the same target (intersection). Directions are defined by measured horizontal and vertical angles or image coordinates (as with photogrammetry).

GIS & MAPPING DIVISION

Cadastre - A public record, survey, or map depicting the value, extent, and ownership of land.

GIS (Geographic Information System) - An integrated set of hardware and software designed to input, store, manipulate, and output, geographically referenced data (i.e. geographic information). Any data referenced to a location on the Earth can be considered geographic information. All geographic information has three components: the attribute of interest (i.e. a measurement or class such as temperature or forest type), the location to which the attribute refers, and time (i.e. the moment or period of time when the attribute was observed).

Land Information Systems (LIS) - A specialized Geographic Information System integrating hardware and software designed to input, store, manipulate, and output, geographically referenced data specifically focused on land ownership and management applications.

Photogrammetry - The application of photographic principles to the science of mapping – the science of obtaining reliable spatial measurements from imagery.

Remote Sensing - A group of techniques for collecting images or other forms of data about an object from measurements made at a distance from the object, and the processing and analysis of the data. Remote Sensing can be categorized into the following sub-systems:

• **Active System** – A remote sensing system that transmits its own electromagnetic emanations at an object(s) and then records the energy reflected or refracted back to the sensor. Radar is an example of an active system. It sends out pulses of microwaves and then receives the echo reflected from the target.

• **Passive System** – A sensing system that detects or measures radiation emitted or reflected by the target. The signal received by the passive sensor may be composed of energy emitted by the atmosphere, reflected energy from the surface, energy emitted by the target, or energy transmitted then emitted by the surface.

• **Aerial Sensing** – Remote sensing from an airborne platform.

• **Satellite Sensing** – Remote sensing from a satellite platform.

INDUSTRIAL MEASUREMENT DIVISION

Coherent Laser Radar – A system for non-contact measurements. The instrument directs a focused invisible infrared laser beam to a surface point and coherently processes the reflected light. Precise measurements are possible within milliseconds. The distance measurement is combined with the positions of the two precision encoders to determine a point on a surface in space.

Coordinate Measuring Machine (CMM) - This machine is normally fixed in place with a maximum volume of 3-5-8 meters. It incorporates a probe, which can be slid along three physically defined and mutually perpendicular axes. An object to be measured is placed on the machine. By touching a probe against the object, the current contact position of the probe defines a point on the object that yields its three coordinates.

Laser Tracker - A dynamic tracking laser interferometer. The instrument uses an interferometer beam targeted onto a retro-reflector. If the reflector moves, the return beam shifts laterally. This shift is detected and the tracker moves to bring the beam back on line again. In this way a tracking mechanism is established. The angle and interferometer readings are continuously monitored and converted into three-dimensional coordinates at 1,000 times per second, the rate at which a moving reflector can be tracked in space.

Portable CMM (PCMM) Instruments – Mobile CMMs that enable the instrument to be brought closer to the object in question. Portable CMMs may be Laser Trackers, digital photogrammetry (videogrammetry) systems, Total Stations, Laser Scanners or articulated arms.

NEW BUSINESS (CYRA) DIVISION

Cloud of Points – The result of scanning an object or a scene in reality with a Laser Scanner. A Cloud of Points typically consists of thousands of individual points representing the scene or the object in a fully three-dimensional, digitized way. Each point within a Cloud of Points is defined by three coordinates (x, y, z), as well as other additional information like color or reflectivity. Clouds of Points serve as a basis to visualize the captured objects on a PC and/or to extract geometrical information from the scanned objects to serve a multitude of applications.

Laser Scanning – A fairly new technique to capture reality in a three-dimensional manner. A typical laser scanning system consists of a Laser Scanner to acquire the "Cloud of Points" and a PC-based software package to visualize and further process the data.

Laser Scanner – Captures reality by digitizing an object with a laser. Every transmitted laser pulse is used to measure a distance to the point of reflection, and simultaneously, horizontal and vertical angle measurements are taken. These basic measurements are being used to calculate three-dimensional coordinates for individual points. A Laser Scanner is typically able to measure between 1,000 to 2,000 points per second, with sub-centimeter accuracy.

Investor Relations

George Aase

Director - Investor Relations

Leica Geosystems

Heinrich-Wild-Strasse

CH-9435 Heerbrugg

Tel: +41 71 727 30 64

Email: investor@leica-geosystems.com

Concept, Design, Production

Fiechter Demirci AG

Editor

Sylvia Lynch

Leica

Geosystems

Leica Geosystems AG
Heinrich-Wild-Strasse
CH-9435 Heerbrugg
(Switzerland)
Phone +41 71 727 31 31
Fax +41 71 727 46 74